Filed pursuant to General Instruction II.L of Form F-10
File No. 333-169469

PROSPECTUS SUPPLEMENT
(To Short Form Base Shelf Prospectus dated October 8, 2010)

     No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This prospectus supplement, together with the accompanying short form base shelf prospectus dated October 8, 2010 to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference into this prospectus supplement and the short form base shelf prospectus, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. See "Plan of Distribution".

     Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Taseko Mines Limited, #300, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 (Telephone (604) 684-6365) (Attn: the Secretary), and are also available electronically at www.sedar.com

New Issue	October 18, 2010

Up to 18,600,000 Common Shares

     We are hereby qualifying for distribution up to 18,600,000 common shares of Taseko Mines Limited. We have entered into an at the market issuance agreement, dated as of October 18, 2010 (the “ATM agreement”), with McNicoll Lewis & Vlak LLC (“MLV”) relating to common shares offered by this prospectus supplement and the accompanying short form base shelf prospectus dated October 8, 2010. In accordance with the ATM agreement, and except as noted below, we may distribute up to 18,600,000 common shares through MLV, as our agent or as principal for the distribution of the common shares. See “Plan of Distribution” beginning on page 21 of this prospectus supplement for more information regarding these arrangements.

     Our business and an investment in our common shares involve significant risks. See “Risk Factors” beginning on page 11 of this prospectus supplement and on page 30 of the accompanying short form base shelf prospectus.

     NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

     We are permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this prospectus supplement and the accompanying short form base shelf prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. We prepare our financial statements, which are incorporated by reference in this prospectus supplement and the accompanying prospectus, in accordance with Canadian generally accepted accounting principles, and they are subject to Canadian auditing and auditor independence standards. Our financial statements may not be comparable to the financial statements of US companies.

     Purchasing our common shares may subject you to tax consequences both in the United States and Canada. This prospectus supplement and the accompanying short form base shelf prospectus may not describe these tax consequences fully. You should read the tax discussion in this prospectus supplement and the accompanying short form base shelf prospectus fully and consult with your own tax advisers.

     Your ability to enforce civil liabilities under United States federal securities laws may be affected adversely by the fact that we are incorporated under the laws of British Columbia, a majority of our directors are not US residents and a majority of our officers and certain of the experts named in this prospectus supplement and the accompanying short form base shelf prospectus are residents of Canada and a substantial portion of our assets are located outside the United States.

     MLV will receive a cash fee equal up to but not exceeding 3% of the first aggregate gross proceeds of US$30 million and thereafter 2% of the gross proceeds realized from the sale of our common shares for services rendered in connection with the offering. See “Plan of Distribution”.

     We estimate the total expenses of this offering, excluding the MLV fee, will be approximately US$150,000.

     No underwriter or dealer involved in this offering, no affiliate of such an underwriter or dealer, and no person acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, common shares with the offering or effect any other transactions that we intended to stabilize or maintain the market price of the common shares.

     Our common shares are listed on the Toronto Stock Exchange under the symbol “TKO” and on the NYSE Amex under the symbol “TGB”. On October 14, 2010, the last reported sale price of our common shares was C$6.21 per share on the TSX and US$6.20 per share on the NYSE Amex. The TSX has conditionally approved the listing of the common shares offered by this prospectus supplement. Listing is subject to us fulfilling all of the requirements of the TSX within one business day after the date hereof. We have applied to the NYSE Amex for approval of the listing of the common shares offered hereunder.

     Sales of common shares, if any, under this prospectus supplement and the accompanying short form base shelf prospectus may be made in transactions that are deemed to be “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”), including sales made directly on the NYSE Amex or other existing trading markets for the common shares in the United States. The common shares will be distributed at market prices prevailing at the time of the sale of such common shares. As a result, prices may vary as between purchasers and during the period of distribution.

Prospectus dated October 8, 2010

IMPORTANT NOTICE

     This document is in two parts. The first part is this prospectus supplement, which describes the specific terms of the securities we are offering and the method of distribution of those securities and also supplements and updates information regarding Taseko Mines Limited contained in the accompanying short form base shelf prospectus. The second part, the accompanying short form base shelf prospectus, gives more general information about securities we may offer from time to time, some of which may not apply to the offering. Both documents contain important information you should consider when making your investment decision. This prospectus supplement may add, update or change information contained in the accompanying short form base shelf prospectus. Before investing, you should carefully read both this prospectus supplement and the accompanying short form base shelf prospectus together with the additional information about Taseko Mines Limited to which we refer you in the section of this prospectus supplement entitled “Documents Incorporated By Reference” and “Where You Can Find More Information”.

     You should rely only on information contained in this prospectus supplement, the accompanying short form base shelf prospectus and the documents we incorporate by reference in this prospectus supplement and the accompanying prospectus. If information in this prospectus supplement is inconsistent with the accompanying prospectus or the information incorporated by reference, you should rely on this prospectus supplement. We have not authorized anyone to provide you with information that is different. If anyone provides you with any different or inconsistent information, you should not rely on it. We are offering the common shares only in jurisdictions where such offers are permitted by law. The information contained in this prospectus supplement and the accompanying prospectus is accurate only as of their respective dates, regardless of the time of delivery of this prospectus supplement and the accompanying prospectus and you should not assume otherwise.

ABOUT THIS PROSPECTUS SUPPLEMENT

     This prospectus supplement and the accompanying short form base shelf prospectus are part of a “shelf” registration statement on Form F-10 that we have filed with the SEC. The shelf registration statement was declared effective by the SEC on October 13, 2010. This prospectus supplement does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. You should refer to the registration statement and the exhibits to the registration statement for further information with respect to us and our securities.

     In this prospectus supplement, unless stated otherwise or the context requires, all dollar amounts are expressed in Canadian dollars. All references to “US$” are to the lawful currency of the United States and all references to “$” or “C$” are to the lawful currency of Canada. In this prospectus supplement, where applicable, and unless otherwise indicated, amounts are converted from United States dollars to Canadian dollars and vice versa by applying the noon rate of exchange of the Bank of Canada on October 14, 2010. See “Exchange Rate Information”.

     Some of the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus concerning economic and industry trends is based upon or derived from information provided by industry sources. We believe that such information is accurate and that the sources from which it has been obtained are reliable. However, we cannot guarantee the accuracy of such information and we have not independently verified the assumptions upon which projections of future trends are based.

     In this prospectus supplement unless the context requires otherwise, “Taseko”, “we”,” us” and “our” refer to Taseko Mines Limited and its subsidiaries through which it operates. Capitalized terms used but not defined herein have the meanings given to those terms in the accompanying short form base shelf prospectus.

     We prepare our financial statements in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles. Therefore, our financial statements incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus, and in the documents incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus, may not be comparable to financial statements prepared in accordance with United States generally accepted accounting principles. Prospective investors should refer to:

  the audited Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles” for the year ended December 31, 2009, the fifteen months ended December 31, 2008, and the year ended September 30, 2007 (as furnished to the SEC on Form 6-K on September 17, 2010); and

  the unaudited Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles” as at June 30, 2010, and for the three and six months ended June 30, 2010 (as furnished to the SEC on Form 6-K on September 17, 2010), for a discussion of the principal differences between our financial results determined under Canadian generally accepted accounting principles and under United States generally accepted accounting principles. The Supplementary Notes should be read in conjunction with, respectively, the Company’s audited consolidated financial statements as at and for the fiscal periods ended December 31, 2009 and 2008 and September 30, 2007, and the Company’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2010. See “Documents Incorporated by Reference”.

     This prospectus supplement is deemed to be incorporated by reference into the accompanying short form base shelf prospectus solely for the purposes of the offering. Other documents are also incorporated or deemed to be incorporated by reference into this prospectus supplement and into the accompanying short form base shelf prospectus. See “Documents Incorporated by Reference”.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying short form base shelf prospectus, including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) which may not be based on historical fact, including without limitation statements regarding our expectations in respect of future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that we expect to take place in the future, projected costs and plans and objectives. Often, but not always, forward-looking statements can be identified by the use of the words “believes”, “may”, “plan”, “will”, “estimate”, “scheduled”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions.

     Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by our company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

  delays or inability to successfully complete the environmental assessment review process for the Prosperity Project;

  the potential for increase in the cash cost of production at the Gibraltar Mine;

  lack of mineral reserves at the Harmony Project and Aley Project;

  the estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove to be unreliable, and may be subject to revision based on various factors;

  fluctuation of metal prices and currency rates;

  uncertain project realization values;

  current global economic conditions;

  changes in mining legislation adversely affecting our operations;

  inability to obtain adequate financing on acceptable terms;

  inability to obtain necessary exploration and mining permits and comply with all government requirements including environmental, health and safety laws;

  inability to attract and retain key personnel; and

  other risks detailed from time-to-time in our quarterly filings, annual information forms, annual reports and annual filings with securities regulators, and those risks which are discussed under the heading “Risk Factors” in this prospectus supplement and the accompanying short form base shelf prospectus.

     Such information is included, among other places, in this prospectus supplement and the accompanying short form base shelf prospectus under the headings “The Company”, “Taseko Mines Limited”, “Recent Developments”, “Use of Proceeds”, “Risk Factors” and in the Annual Information Form (as defined in this prospectus supplement) under the heading “Description of Business” and in the Management’s Discussion and Analysis for the year ended December 31, 2009, each of such documents being incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus.

     These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list of risk factors in this prospectus supplement and the accompanying short form base shelf prospectus is not exhaustive and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in this prospectus supplement and the accompanying short form base shelf prospectus. See “Risk Factors” in this prospectus supplement and the accompanying short form base shelf prospectus for a more detailed discussion of these risks.

     Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to future results, approvals or achievements. The forward-looking statements contained in this prospectus supplement and the accompanying short form base shelf prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of this prospectus supplement to conform such statements to actual results or to changes in the Company’s expectations except as otherwise required by applicable law.

DOCUMENTS INCORPORATED BY REFERENCE

     Information has been incorporated by reference in this prospectus supplement from documents filed with the securities commissions of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Newfoundland and Labrador, New Brunswick, Nova Scotia and Prince Edward Island. Copies of the documents incorporated herein by reference may be obtained on request without charge from Taseko Mines Limited, #300, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 (Telephone (604) 684-6365) Attn: the Secretary, and are also available electronically at www.sedar.com. Our filings through SEDAR are not incorporated by reference in this prospectus supplement or the accompanying short form base shelf prospectus except as specifically set out herein or therein.

     The following documents filed with the securities commission or similar regulatory authority in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Newfoundland and Labrador, New Brunswick, Nova Scotia and Prince Edward Island, are specifically incorporated by reference into, and except where otherwise provided, form an integral part of, this prospectus supplement and the accompanying short form base shelf prospectus:

  annual information form dated March 31, 2010 for the fiscal year ended December 31, 2009 (the “Annual Information Form”);

  consolidated financial statements and the notes thereto for the fiscal periods ended December 31, 2009 and 2008 and September 30, 2007, together with the auditors’ report thereon and management’s discussion and analysis for the year ended December 31, 2009;

  unaudited interim consolidated financial statements and notes thereto for the three and six months ended June 30, 2010 and management’s discussion and analysis for the three and six months ended June 30, 2010;

  management information circular dated May 13, 2010 relating to the annual general meeting of shareholders held June 16, 2010;

  audited Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles” for the year ended December 31, 2009, the fifteen months ended December 31, 2008, and the year ended September 30, 2007; and

  unaudited Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles” as at June 30, 2010, and for the three and six months ended June 30, 2010.

     Material change reports (other than confidential reports), business acquisition reports, interim financial statements, all other documents of the type referred to above and any other document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, filed by the Company with the securities commission or similar regulatory authority in the Provinces of British Columbia, Alberta, Manitoba, Ontario, Saskatchewan, Newfoundland and Labrador, New Brunswick, Nova Scotia and Prince Edward Island after the date of this prospectus supplement and before completion or withdrawal of the offering, will also be deemed to be incorporated by reference into this prospectus supplement.

     To the extent that any document or information incorporated by reference into this prospectus supplement is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of this prospectus supplement, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which this prospectus supplement forms a part. In addition, we may incorporate by reference into this prospectus supplement, or the registration statement of which it forms a part, other information from documents that we file with or furnish to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended, if and to the extent expressly provided therein.

     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for the purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     In addition to the documents specified in this prospectus supplement and in the accompanying prospectus under “Documents Incorporated by Reference”, the form of ATM agreement described in this prospectus supplement has been or will be filed with the SEC as part of the registration statement on Form F-10 (File No. 333-169469) of which this prospectus supplement forms a part.

TASEKO MINES LIMITED

     This summary does not contain all the information about Taseko that may be important to you. You should read the more detailed information and financial statements and related notes that are incorporated by reference into and are considered to be a part of this prospectus supplement and accompanying prospectus.

     Taseko was incorporated on April 15, 1966 under the laws of the Province of British Columbia. Taseko’s registered office is located at Suite 1500-1055 West Georgia, Vancouver, British Columbia, V6E 4N7, and its operational head office is located at Suite 300, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

     Taseko has one material active wholly-owned subsidiary, Gibraltar Mines Ltd., and other inactive or non-material subsidiaries described in the Annual Information Form. Taseko owns 100% of the common shares of Gibraltar but none of Gibraltar’s issued and outstanding preferred shares.

     On March 31, 2010, we sold a 25% joint venture interest in the Gibraltar mine, a copper and molybdenum mine, to Cariboo Copper Corp. for $187.0 million. Cariboo is a consortium that consists of Sojitz Corporation (50%), Dowa Corporation (25%) and Furakawa Corporation (25%). We retain a 75% interest in the Gibraltar joint venture and we are the operator of the Gibraltar Mine.

     The Gibraltar Mine restarted operations in October 2004 after being on standby for several years. Taseko also owns the Prosperity gold-copper project, which is at the post-feasibility stage with an environmental assessment underway. In addition, Taseko has non-material properties including the Harmony gold project, which is at the late exploration stage but is currently inactive, and the Aley niobium property, where Taseko carried out an initial exploration program, and which is also inactive. All of these projects are located in British Columbia, Canada.

RECENT DEVELOPMENTS

Environmental Review Process

     The Prosperity Project received approval under the Environmental Assessment Act (British Columbia) on January 14, 2010. Detailed permitting for activities under Provincial jurisdiction, such as the Mines Act Permit, is underway.

     The Federal Panel process, in which public hearings were conducted by a three-person panel operating under defined Terms of Reference, concluded on May 3, 2010. The Federal Panel submitted its findings to the Canadian Federal Minister of Environment on July 2, 2010. The panel findings were essentially the same as the conclusions reached in the Provincial Environmental Assessment, being that loss of Fish Lake and the adjacent meadows would result in significant adverse environmental effects; however, the provincial process concluded that the environmental impacts were justified because the lake and fishery will be replaced and the economic and social benefits generated are significant, but the panel was not mandated to assess economic and social value generated by the Prosperity Project. The Canadian federal government is expected to make a decision in October 2010. The issue for the federal government is whether the adverse environmental effects of the Prosperity Project as found by the Federal Panel can be justified in the circumstances. This is basically the same justification analysis that the Province of British Columbia was required to undertake, and the Province’s conclusion was that the benefits from the Prosperity Project justified the limited adverse environmental effects. Taseko believes that the significant economic benefits that will flow to the region, the Province of British Columbia and the federal government as a result of the Prosperity Project will be given prominence in the deliberations of the federal government.

RISK FACTORS

     An investment in our common shares is highly speculative and subject to a number of risks. You should carefully consider the information described below in the prospectus supplement and the accompanying short form base shelf prospectus as well as the risk factors and other information set out in the Annual Information Form and other documents incorporated herein by reference. The risks and uncertainties described in this prospectus supplement, the accompanying short form base shelf prospectus and the documents incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus are those that we currently believe may materially affect us. Additional risks and uncertainties that we are unaware of or that we currently deem immaterial also may become important factors that affect us. If any of the following risks actually occurs, our business, financial condition and results of operations could be materially adversely affected, the trading price of our common shares could decline and you could lose all or part of your investment.

We have not paid dividends.

     We have never paid cash dividends on our common shares and do not anticipate paying any cash dividends in the foreseeable future. We currently intend to retain our future earnings, if any, to finance further development of our business.

Our outstanding common shares could be subject to dilution.

     The exercise of stock options and warrants already issued by us and the issuance of other additional securities in the future could result in dilution in the value of our common shares and the voting power represented by the common shares. Furthermore, to the extent holders of our stock options or other securities exercise their securities and then sell the common shares they receive, our share price may decrease due to the additional amount of our common shares available in the market.

It may be difficult for non-Canadian investors to obtain and enforce judgments against us because of our Canadian incorporation and presence.

     We are a corporation existing under the laws of British Columbia, Canada. Most of our directors and officers, and certain of the experts named in the accompanying short form base shelf prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and a substantial portion of our assets, are located outside the United States. Consequently, although we have appointed an agent for service of process in the United States, it may be difficult for holders of these securities who reside in the United States to effect service within the United States upon those directors and officers, and the experts who are not residents of the United States. It may also be difficult for holders of these securities who reside in the United States to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws. Investors should not assume that Canadian courts (1) would enforce judgments of US courts obtained in actions against us or such directors, officers or experts predicated upon the civil liability provisions of the US federal securities laws or the securities or “blue sky” laws of any state within the United States or (2) would enforce, in original actions, liabilities against us or such directors, officers or experts predicated upon the US federal securities laws or any such state securities or “blue sky” laws. In addition, we have been advised by our Canadian counsel that in normal circumstances, only civil judgments and not other rights arising from United States securities legislation are enforceable in Canada and that the protections afforded by Canadian securities laws may not be available to investors in the United States.

If there are substantial sales of our common shares, the market price of our common shares could decline.

     Sales of substantial numbers of our common shares could cause a decline in the market price of our common shares. Any sales by existing shareholders or holders of options or warrants may have an adverse effect on our ability to raise capital and may adversely affect the market price of our common shares.

Failure to obtain approvals and permits for the Prosperity Project will negatively affect our business and share price.

     On January 14, 2010, we received approval under the Environmental Assessment Act (British Columbia) for the Prosperity Project from the British Columbia Ministry of Environment and the Mines Act permit. The Federal Review Panel submitted its findings to Canada’s Minister of the Environment on July 2, 2010. We expect the Canadian federal government will make a decision on the Prosperity Project in October 2010. Failure to obtain such approvals and permits in a timely manner or at all will delay or even lead to abandonment of the Prosperity Project, which would negatively affect our share price and which would require us to amend the proposed use of proceeds from this offering, as described in this prospectus supplement.

Lack of infrastructure could delay or prevent us from developing advanced projects.

     Completion of the development of our advanced projects is subject to various requirements, including the availability and timing of acceptable arrangements for power, water and transportation facilities. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay development of our advanced projects. If adequate infrastructure is not available in a timely manner, there can be no assurance that:

  the development of our projects will be commenced or completed on a timely basis, if at all;

  the resulting operations will achieve the anticipated production volume; or

  the construction costs and ongoing operating costs associated with the development of our advanced projects will not be higher than anticipated.

Mining is inherently dangerous and subject to conditions or events beyond our control, which could have a material adverse effect on our business.

Mining involves various types of risks and hazards, including:

  environmental hazards;

  industrial accidents;

  metallurgical and other processing problems;

  unusual or unexpected rock formations;

  structural cave-ins or slides;

  flooding;

  fire;

  metals losses; and

  periodic interruptions due to inclement or hazardous weather conditions.

     These risks could result in damage to, or destruction of, mineral properties, production facilities or other properties, personal injury, environmental damage, delays in mining, increased production costs, monetary losses, and possible legal liability. We may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to us or to other companies within the mining industry. We may suffer a material adverse impact on its business if it incurs losses related to any significant events that are not covered by its insurance policies.

We are subject to significant governmental regulation.

     Our operations and exploration and development activities in Canada are subject to extensive federal, provincial, territorial and local laws and regulations governing various matters, including:

  environmental protection;

  management and use of toxic substances and explosives;

  management of tailings and other wastes generated by our operations;

  management of natural resources;

  exploration and development of mines, production and post-closure reclamation;

  exports;

  price controls;

  taxation;

  regulations concerning business dealings with First Nations groups;

  labour standards and occupational health and safety, including mine safety; and

  historic and cultural preservation.

     Failure to comply with applicable laws and regulations may result in civil or criminal fines or penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations or requiring corrective measures, installation of additional equipment or remedial actions, any of which could result in the Company incurring significant expenditures. We may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations or permitting requirements. It is also possible that future laws and regulations, or a more stringent enforcement of current laws and regulations by governmental authorities, could cause additional expense, capital expenditures, restrictions on or suspensions of our operations and delays in the development of our properties.

Increased competition could adversely affect our ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

     The mining industry is intensely competitive. Significant competition exists for the acquisition of properties producing or capable of producing gold, copper or other metals. We may be at a competitive disadvantage in acquiring additional mining properties because it must compete with other individuals and companies, many of which have greater financial resources, operational experience and technical capabilities than we do. We may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense. Increased competition could adversely affect our ability to attract necessary capital funding, or to acquire it on acceptable terms, or acquire suitable producing properties or prospects for mineral exploration in the future.

     Recent increases in gold, copper and molybdenum prices have encouraged increases in mining exploration, development and construction activities, which have resulted in increased demand for and cost of contract exploration, development and construction services and equipment. Increased demand for and cost of services and equipment could cause project costs to increase materially, resulting in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability, and increased potential for scheduling difficulties and cost increases due to the need to coordinate the availability of services or equipment, any of which could materially increase project exploration, development or construction costs, result in project delays, or both.

Changes in the market price of gold, copper and other metals, which are volatile and have in the past have fluctuated widely, affect the profitability of our operations and financial condition.

     Our profitability and long-term viability depend, in large part, upon the market price of gold, copper and other metals and minerals produced from our mineral properties. The market price of gold, copper and other metals is volatile and is affected by numerous factors beyond our control, including:

  expectations with respect to the rate of inflation;

  the relative strength of the U.S. dollar and certain other currencies;

  interest rates;

  global or regional political or economic conditions, including interest rates and currency values;

  supply and demand for jewellery and industrial products containing metals; and

  sales by central banks and other holders, speculators and producers of gold, copper and other metals in response to any of the above factors.

     A decrease in the market price of gold, copper and other metals could affect our ability to finance the development of the Prosperity Project and the exploration and development of our other mineral properties, which could have a material adverse effect on our financial condition and results of operations. Gold and copper prices are at a historical high and there can be no assurance that the market price of gold and other metals will remain at current levels or that such prices will improve. There is no assurance that if commercial quantities of gold, copper and other metals are discovered, that a profitable market may exist or continue to exist for a production decision to be made or for the ultimate sale of the metals.

We have broad discretion in how we use the net proceeds of this offering, and we may not use these proceeds in a manner desired by our securityholders.

     Our management will have broad discretion with respect to the use of the net proceeds from this offering and investors will be relying on the judgment of our management regarding the application of these proceeds. Our management could spend most of the net proceeds from this offering in ways that our shareholders may not desire or that do not yield a favourable return. You will not have the opportunity, as part of your investment in our common shares, to influence the manner in which the net proceeds of this offering are used. As of the date of this prospectus supplement, we intend to use the net proceeds from this offering for development of the Prosperity Project and for general corporate purposes. See “Use of Proceeds”. However, our needs may change as our business and the industry we address evolve. As a result, the proceeds we receive in this offering may be used in a manner significantly different from our current expectations.

     Because there is no minimum offering amount required as a condition to closing this offering, the actual public offering amount and net proceeds to us, if any, from this offering are not presently determinable and may be substantially less than the maximum offering amounts set forth above.

     If any of the foregoing events, or other risk factor events as described herein or in the accompanying short form base shelf prospectus occur, our business, financial condition or results of operations could likely suffer. In that event, the market price of our common shares could decline and investors could lose all or part of their investments.

EXCHANGE RATE INFORMATION

     In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in Canadian dollars. The following table sets forth: (i) the rates of exchange for Canadian dollars, expressed in US dollars, in effect at the end of the periods indicated; (ii) the average exchange rates in effect during such periods; (iii) the high rate of exchange in effect during such periods; and (iv) the low rate of exchange in effect during such periods, such rates, in each case, based on the noon rates of exchange for conversion of one Canadian dollar to US dollars as reported by the Bank of Canada.

				Nine Months
	Years Ended December 31			Ended

	2007	2008	2009	September 30, 2010

Low	0.8437	0.7711	0.7692	0.9278
High	1.0905	1.0289	0.9716	1.0039
Average	1.0120	0.9381	0.8757	0.9656
End	0.9304	0.8166	0.9555	0.9711

     On October 15, 2010, the noon exchange rate quoted by the Bank of Canada for conversion of Canadian dollars to U.S. dollars was C$1.00 = US$0.9893.

CONSOLIDATED CAPITALIZATION

     Other than as described in this prospectus supplement and in the accompanying prospectus, there have been no material changes in the Company’s consolidated share and loan capital since June 30, 2010, the date of the Company’s most recently filed financial statements.

TRADING PRICE AND VOLUME

     The Company’s common shares are listed on the TSX and the NYSE Amex under the trading symbol “TKO” and “TGB”, respectively. The following tables set forth information relating to the trading of the common shares on the TSX and NYSE Amex for the months indicated.

	TSX Price Range (in $)
Month	High	Low	Total Volume
September 2009	3.02	2.52	8,694,300
October 2009	3.35	2.62	16,444,200
November 2009	3.74	2.80	19,724,700
December 2009	4.74	3.56	34,529,100
January 2010	5.84	4.28	34,656,800
February 2010	5.03	4.16	21,705,100
March 2010	5.36	4.74	17,347,300
April 2010	6.19	5.33	19,376,400
May 2010	6.17	4.67	26,141,300
June 2010	5.54	4.50	10,901,800
July 2010	4.49	3.27	19,507,300
August 2010	4.85	4.07	10,408,800
September 2010	5.55	4.44	17,219,400
October 1 - 15, 2010	7.27	4.58	17,890,700

	NYSE Amex Price Range (in US$)
Month	High	Low	Total Volume
September 2009	2.85	2.27	36,075,700
October 2009	3.20	2.40	42,813,100
November 2009	3.54	2.57	59,068,600
December 2009	4.45	3.40	69,406,300
January 2010	5.65	4.10	76,051,500
February 2010	4.74	3.87	51,641,200
March 2010	5.25	4.59	38,840,700
April 2010	6.21	5.25	44,072,500
May 2010	6.05	4.35	71,796,000
June 2010	5.28	4.22	38,526,300
July 2010	4.36	3.31	46,334,200
August 2010	4.71	3.90	31,060,800
September 2010	5.40	4.28	38,134,500
October 1 - 15, 2010	7.23	4.58	62,626,900

PRIOR SALES

     For the 12-month period before the date of this prospectus, the Company issued the following common shares and securities convertible into common shares:

	Aggregate Number and Type of
Date of Issuance	Securities Issued	Price per Security
November 24, 2009	5,000 Common Shares	$2.07
December 2, 2009	46,200 Common Shares	$1.00
December 2, 2009	50,000 Common Shares	$2.07
December 2, 2009	150,000 Options	$4.14
December 3, 2009	62,500 Common Shares	$1.00
December 7, 2009	500 Common Shares	$1.00
December 10, 2009	61,000 Common Shares	$1.00
December 11, 2009	8,000 Common Shares	$1.00
December 14, 2009	35,000 Common Shares	$1.00
December 15, 2009	18,800 Common Shares	$1.00
December 16, 2009	20,500 Common Shares	$1.00
December 16, 2009	50,000 Common Shares	$2.18
December 16, 2009	33,000 Common Shares	$1.15
December 16, 2009	11,000 Common Shares	$3.07
December 22, 2009	6,000 Common Shares	$1.00
December 22, 2009	50,000 Common Shares	$2.18
December 22, 2009	33,333 Common Shares	$1.15
December 22, 2009	33,666 Common Shares	$1.71
December 24, 2009	7,000 Common Shares	$1.90
January 4, 2010	12,000 Common Shares	$1.00
January 5, 2010	11,000 Common Shares	$1.00
January 5, 2010	1,925,000 Options	$4.46
January 6, 2010	125,000 Common Shares*	$4.02 (deemed)
January 6, 2010	10,000 Common Shares	$1.00
January 7, 2010	14,000 Common Shares	$1.00
January 8, 2010	65,000 Common Shares	$1.15
January 11, 2010	7,500 Common Shares	$1.00
January 12, 2010	33,333 Common Shares	$1.15
January 12, 2010	5,000 Common Shares	$1.00
January 14, 2010	5,000 Common Shares	$1.00
January 15, 2010	17,000 Common Shares	$1.00
January 15, 2010	1,193,500 Options	$4.77
January 18, 2010	21,000 Common Shares	$1.00
January 19, 2010	274,400 Common Shares	$1.15

	Aggregate Number and Type of
Date of Issuance	Securities Issued	Price per Security
January 20, 2010	20,000 Common Shares	$2.07
January 20, 2010	50,000 Common Shares	$1.00
January 20, 2010	35,600 Common Shares	$1.15
January 21, 2010	2,500 Common Shares	$1.00
January 25, 2010	20,000 Common Shares	$1.00
January 26, 2010	25,000 Common Shares	$3.07
January 26, 2010	9,500 Common Shares	$1.00
January 28, 2010	300,000 Common Shares	$1.15
January 29, 2010	210,000 Options	$5.00
February 2, 2010	10,000 Common Shares	$3.07
February 2, 2010	8,500 Common Shares	$1.00
February 5, 2010	230,000 Common Shares	$1.15
February 5, 2010	2,500 Common Shares	$1.00
February 11, 2010	19,000 Common Shares	$1.00
February 14, 2010	24,000 Common Shares	$1.00
February 16, 2010	120,000 Options	$4.59
February 22, 2010	65,000 Common Shares	$1.15
March 2, 2010	133,334 Common Shares	$1.15
March 2, 2010	5,000 Common Shares	$1.00
March 19, 2010	30,000 Common Shares	$4.03
March 24, 2010	1,556,355 Common Shares*	$5.02
March 24, 2010	5,000 Common Shares	$1.00
April 1, 2010	21,000 Common Shares	$4.50
April 6, 2010	53,000 Common Shares	$1.00
April 9, 2010	31,000 Common Shares	$1.00
April 9, 2010	7,000 Common Shares	$2.18
April 12, 2010	1,500 Common Shares	$1.00
April 14, 2010	11,500 Common Shares	$1.00
April 14, 2010	10,000 Common Shares	$4.50
April 15, 2010	3,000 Common Shares	$1.00
April 19, 2010	30,000 Common Shares	$4.03
April 20, 2010	21,000 Common Shares	$4.50
April 20, 2010	30,000 Common Shares	$1.00
April 27, 2010	2,000 Common Shares	$1.00

	Aggregate Number and Type of
Date of Issuance	Securities Issued	Price per Security
May 4, 2010	33,667 Common Shares	$1.71
May 13, 2010	7,000 Common Shares	$1.00
May 18, 2010	90,000 Common Shares	$1.15
May 26, 2010	10,000 Common Shares	$1.15
June 16, 2010	50,000 Common Shares	$1.00
June 21, 2010	1,500 Common Shares	$1.00
June 25, 2010	67,000 Common Shares	$1.71
June 25, 2010	25,000 Common Shares	$2.18
June 29, 2010	6,500 Common Shares	$1.00
June 29, 2010	4,000 Common Shares	$4.77
June 30, 2010	22,000 Common Shares	$1.00
July 2, 2010	50,000 Common Shares	$1.00
July 7, 2010	5,000 Common Shares	$1.00
July 8, 2010	3,000 Common Shares	$1.00
August 13, 2010	100,000 Common Shares*	$4.25 (deemed)
August 16, 2010	4,000 Common Shares	$1.00
August 17, 2010	2,000 Common Shares	$1.00
August 31, 2010	4,000 Common Shares	$1.00
September 13, 2010	4,000 Common Shares	$1.00
September 20, 2010	4,000 Common Shares	$1.00
September 22, 2010	500 Common Shares	$1.00
September 23, 2010	5,000 Common Shares	$1.00
September 29, 2010	1,000 Common Shares	$1.00
October 1, 2010	3,000 Common Shares	$1.00
October 5, 2010	11,000 Common Shares	$1.00
October 5, 2010	2,000 Common Shares	$4.77
October 6, 2010	67,000 Common Shares	$1.00
October 7, 2010	11,000 Common Shares	$1.00
October 7, 2010	4,000 Common Shares	$4.77
October 8, 2010	5,000 Common Shares	$4.77
October 8, 2010	15,500 Common Shares	$1.00
October 12, 2010	24,000 Common Shares	$2.17

	Aggregate Number and Type of
Date of Issuance	Securities Issued	Price per Security
October 12, 2010	1,000 Common Shares	$1.00
October 13, 2010	13,000 Common Shares	$1.00
October 13, 2010	7,000 Common Shares	$2.17
October 13, 2010	6,500 Common Shares	$4.77
October 13, 2010	10,000 Common Shares	$4.50
October 14, 2010	15,500 Common Shares	$1.00

Note:

* All common shares were issued pursuant to the exercise of stock options unless otherwise indicated with a *

USE OF PROCEEDS

     The net proceeds from the offering are not determinable in light of the nature of the distribution. The net proceeds of any given distribution of common shares through MLV in an “at-the-market distribution” will represent the gross proceeds after deducting the compensation payable to MLV under the ATM agreement and expenses of the distribution. We intend to use any net proceeds from the sale of common shares offered by this prospectus supplement and the accompanying short form base shelf prospectus for the completion of construction at the Prosperity Project, which is currently estimated to require approximately $814 million. We may also use a portion of the net proceeds for general corporate purposes. Pending the application of the net proceeds, we intend to invest the net proceeds in investment grade, interest-bearing securities, the primary objectives of which are liquidity and capital preservation.

DETAILS OF THE OFFERING

Common Shares

     The authorized share capital of the Company consists of an unlimited number of common shares without par value, of which 186,995,853 were issued and outstanding as at October 15, 2010.

     The holders of common shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders shares of another class or of a particular series are entitled to vote. Each common share entitles its holder to one vote. Subject to the rights of the holders of preferred shares, the holders of common shares are entitled to receive on a pro-rata basis such dividends as the board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of assets of the Company remaining after payment of all of liabilities, subject to the rights of holders of preferred shares. The Company’s common shares carry no pre-emptive or conversion rights.

PLAN OF DISTRIBUTION

     Sales of the common shares will be made in transactions that are deemed to be “at the market distributions” as defined in NI 44-102, including sales made directly on the NYSE Amex or other existing trading markets in the United States. Subject to the terms and conditions of the ATM agreement and upon instructions from us, MLV will use commercially reasonable efforts to sell our common shares directly on the NYSE Amex or other existing trading markets in the United States at market prices at time of sale. We will instruct MLV as to the number of common shares to be sold by them. No common shares will be sold on the TSX or on other trading markets in Canada as at-the-market distributions. We or MLV may suspend the offering of common shares upon proper notice and subject to other conditions.

     To compensate MLV for their services in acting as agent or as principal in the sale of common shares, we will pay a commission equal to 3% of the first aggregate gross proceeds of US$30 million from sales made pursuant to the ATM agreement. Thereafter we will pay a commission equal to 2% of any subsequent gross proceeds. We estimate that the total expenses that we will incur for the offering (including fees payable to stock exchanges, securities regulatory authorities and our counsel and our auditors, but excluding compensation payable to MLV under the terms of the ATM agreement) will be approximately US$150,000.

     Settlement for sales of our common shares will occur on the third business day following the date on which any sales are made, or on such other date as is industry practice for regular-way trading, in return for payment of the net proceeds to us. There is no arrangement for funds to be received in an escrow trust or similar arrangement.

     In connection with the sale of the common shares on our behalf, MLV may be deemed to be an “underwriter” within the meaning of the United States Securities Act of 1933, as amended, and the compensation of MLV may be deemed to be underwriting commissions or discounts. We have agreed to provide indemnification and contribution to MLV against certain civil liabilities, including liabilities under the United States Securities Act of 1933, as amended.

     The offering of common shares pursuant to the ATM agreement will terminate upon the earlier of (i) the issuance and sale of all common shares subject to the agreement by MLV, and (ii) November 1, 2010. We may also terminate the ATM agreement in our sole discretion at any time. In addition, MLV may terminate the ATM agreement under the circumstances specified in the agreement and in its sole discretion at any time by giving 10 days’ notice to us.

     No underwriter or dealer involved in the offering, no affiliate of such an underwriter or dealer, and no person or company acting jointly or in concert with such an underwriter or dealer has over-allotted, or will over-allot, common shares in connection with the offering or effect any other transactions that are intended to stabilize or maintain the market price of the common shares.

     The TSX has conditionally approved the listing of the common shares offered by this prospectus supplement. Listing is subject to us fulfilling all of the requirements of the TSX within one business day after the date hereof. We have applied to the NYSE Amex for approval of the listing of the common shares offered hereunder.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of certain U.S. federal income tax consequences relevant to a U.S. Holder (as defined below) arising from and relating to the acquisition, ownership, and disposition of common shares acquired pursuant to this Prospectus Supplement.

     This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder arising from and relating to the acquisition, ownership, and disposition of common shares acquired pursuant to this Prospectus Supplement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to U.S. Holders of the acquisition, ownership, and disposition of common shares. Each U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

     No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the “IRS”) has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership, and disposition of common shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary.

Scope of this Summary

Authorities

     This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, the Convention Between Canada and the United States of America with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”), and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this document. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

     For purposes of this summary, the term "U.S. Holder" means a beneficial owner of common shares acquired pursuant to this document that is for U.S. federal income tax purposes:

  an individual who is a citizen or resident of the U.S.;

  a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

  an estate whose income is subject to U.S. federal income taxation regardless of its source; or

  a trust that (a) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (b) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

     For purposes of this summary, a “non-U.S. Holder” is a beneficial owner of common shares that is not a U.S. Holder. This summary does not address the U.S. federal income tax consequences to non-U.S. Holders arising from and relating to the acquisition, ownership, and disposition of common shares. Accordingly, a non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences (including the potential application of and operation of any income tax treaties) relating to the acquisition, ownership, and disposition of common shares.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

     This summary does not address the U.S. federal income tax considerations applicable to U.S. Holders that are subject to special provisions under the Code, including the following: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (c) U.S. Holders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (d) U.S. Holders that have a “functional currency” other than the U.S. dollar; (e) U.S. Holders that own common shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired common shares in connection with the exercise of employee stock options or otherwise as compensation for services; (g) U.S. Holders that hold common shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); or (h) U.S. Holders that own or have owned (directly, indirectly, or by attribution) 10% or more of the total combined voting power of the outstanding shares of the Company. This summary also does not address the U.S. federal income tax considerations applicable to U.S. Holders who are: (a) U.S. expatriates or former long-term residents of the U.S.; (b) persons that have been, are, or will be a resident or deemed to be a resident in Canada for purposes of the Income Tax Act (Canada) (the “Tax Act”); (c) persons that use or hold, will use or hold, or that are or will be deemed to use or hold common shares in connection with carrying on a business in Canada; (d) persons whose common shares constitute “taxable Canadian property” under the Tax Act; or (e) persons that have a permanent establishment in Canada for the purposes of the Canada-U.S. Tax Convention. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of common shares.

     If an entity that is classified as a partnership for U.S. federal income tax purposes holds common shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership generally will depend on the activities of the partnership and the status of such partners. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisor regarding the U.S. federal income tax consequences arising from and relating to the acquisition, ownership, and disposition of common shares.

U.S. Federal Income Tax Consequences of the Acquisition, Ownership and Disposition of Common Shares

     The following discussion is subject to the rules described below under the heading “Passive Foreign Investment Company (“PFIC”) Rules.”

Taxation of Distributions

     A U.S. Holder that receives a distribution, including a constructive distribution, with respect to a common share will be required to include the amount of such distribution in gross income as a dividend (without reduction for any Canadian income tax withheld from such distribution) to the extent of the current or accumulated “earnings and profits” of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated “earnings and profits” of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the common shares and thereafter as gain from the sale or exchange of such common shares. (See “ Sale or Other Taxable Disposition of Common Shares” below). However, the Company does not intend to maintain the calculations of earnings and profits in accordance with U.S. federal income tax principles, and each U.S. Holder should therefore assume that any distribution by the Company with respect to the common shares will constitute ordinary dividend income. Dividends received on common shares generally will not be eligible for the “dividends received deduction”.

     For tax years beginning before January 1, 2011, a dividend paid to a U.S. Holder who is an individual, estate or trust by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if the Company is a “qualified foreign corporation” (“QFC”) and certain holding period requirements for the common shares are met. The Company generally will be a QFC as defined under Section 1(h)(11) of the Code if the Company is eligible for the benefits of the Canada - U.S. Tax Convention or its shares are readily tradable on an established securities market in the U.S. However, even if the Company satisfies one or more of these requirements, the Company will not be treated as a QFC if the Company is a “passive foreign investment company (or “PFIC,” as defined below) for the tax year during which it pays a dividend or for the preceding tax year. See the section below under the heading “Passive Foreign Investment Company Rules” below.

     If a U.S. Holder fails to qualify for the preferential tax rates discussed above, a dividend paid by the Company to a U.S. Holder generally will be taxed at ordinary income tax rates (and not at the preferential tax rates applicable to long-term capital gains). The dividend rules are complex, and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

Sale or Other Taxable Disposition of Common Shares

     A U.S. Holder will recognize gain or loss on the sale or other taxable disposition of common shares in an amount equal to the difference, if any, between (a) the amount of cash plus the fair market value of any property received and (b) such U.S. Holder’s tax basis in such common shares sold or otherwise disposed of. Any such gain or loss generally will be capital gain or loss, which will be long-term capital gain or loss if, at the time of the sale or other disposition, such common shares are held for more than one year.

     Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Additional Considerations

Receipt of Foreign Currency

     The amount of any distribution paid to a U.S. Holder in foreign currency, or on the sale, exchange or other taxable disposition of common shares, generally will be equal to the U.S. dollar value of such foreign currency based on the exchange rate applicable on the date of receipt (regardless of whether such foreign currency is converted into U.S. dollars at that time). If the foreign currency received is not converted into U.S. dollars on the date of receipt, a U.S. Holder will have a basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Any U.S. Holder who receives payment in foreign currency and engages in a subsequent conversion or other disposition of the foreign currency may have a foreign currency exchange gain or loss that would be treated as ordinary income or loss, and generally will be U.S. source income or loss for foreign tax credit purposes. Each U.S. Holder should consult its own U.S. tax advisor regarding the U.S. federal income tax consequences of receiving, owning, and disposing of foreign currency.

Foreign Tax Credit

     Subject to the PFIC rules discussed below, a U.S. Holder that pays (whether directly or through withholding) Canadian income tax with respect to dividends paid on the common shares generally will be entitled, at the election of such U.S. Holder, to receive either a deduction or a credit for such Canadian income tax paid. Generally, a credit will reduce a U.S. Holder’s U.S. federal income tax liability on a dollar-for-dollar basis, whereas a deduction will reduce a U.S. Holder’s income subject to U.S. federal income tax. This election is made on a year-by-year basis and applies to all foreign taxes paid (whether directly or through withholding) by a U.S. Holder during a year.

     Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” Generally, dividends paid by a foreign corporation should be treated as foreign source for this purpose, and gains recognized on the sale of stock of a foreign corporation by a U.S. Holder should be treated as U.S. source for this purpose, except as otherwise provided in an applicable income tax treaty, and if an election is properly made under the Code. However, the amount of a distribution with respect to the common shares that is treated as a “dividend” may be lower for U.S. federal income tax purposes than it is for Canadian federal income tax purposes, resulting in a reduced foreign tax credit allowance to a U.S. Holder. In addition, this limitation is calculated separately with respect to specific categories of income. The foreign tax credit rules are complex, and each U.S. Holder should consult its own U.S. tax advisor regarding the foreign tax credit rules.

Backup Withholding and Information Reporting

     Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment in, or involvement in, a foreign corporation. For example, recently enacted legislation generally imposes new U.S. return disclosure obligations (and related penalties) on U.S. Holders that hold certain specified foreign financial assets in excess of $50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U. S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns, and, if applicable, filing obligations relating to a Mark-to-Market or QEF Election under the PFIC rules discussed below.

     Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares generally may be subject to information reporting and backup withholding tax, at the rate of 28% (and increasing to 31% for payments made after December 31, 2010), if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. Each U.S. Holder should consult its own tax advisor regarding the information reporting and backup withholding rules.

Passive Foreign Investment Company Rules

     If the Company were to constitute a PFIC for any year during a U.S. Holder’s holding period, then certain different and potentially adverse rules would affect the U.S. federal income tax consequences to a U.S. Holder resulting from the acquisition, ownership and disposition of common shares. In addition, in any year in which the Company is classified as a PFIC, such holder would be required to file an annual report with the IRS containing such information as Treasury Regulations and/or other IRS guidelines may require.

     The Company generally will be a PFIC under Section 1297 of the Code if, for a tax year, (a) 75% or more of the gross income of the Company for such tax year is passive income or (b) 50% or more of the value of its average quarterly assets held by the Company either produce passive income or are held for the production of passive income, based on the fair market value of such assets. “Gross income” generally means all sales revenues less the cost of goods sold, and “passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions. Active business gains arising from the sale of commodities generally are excluded from passive income if substantially all of a foreign corporation’s commodities are (a) stock in trade of such foreign corporation or other property of a kind which would properly be included in inventory of such foreign corporation, or property held by such foreign corporation primarily for sale to customers in the ordinary course of business, (b) property used in the trade or business of such foreign corporation that would be subject to the allowance for depreciation under Section 167 of the Code, or (c) supplies of a type regularly used or consumed by such foreign corporation in the ordinary course of its trade or business.

     In addition, for purposes of the PFIC income test and asset test described above, if the Company owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another corporation, the Company will be treated as if it (a) held a proportionate share of the assets of such other corporation and (b) received directly a proportionate share of the income of such other corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by the Company from a “related person” (as defined in Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.

     Under certain attribution rules, if the Company is a PFIC, U.S. Holders will be deemed to own their proportionate share of any subsidiary of the Company which is also a PFIC (a ‘‘Subsidiary PFIC’’), and will be subject to U.S. federal income tax on (a) a distribution on the shares of a Subsidiary PFIC or (b) a disposition of shares of a Subsidiary PFIC, both as if the holder directly held the shares of such Subsidiary PFIC.

     The Company does not believe that it was a PFIC during the tax year ended December 31, 2009, and based on current business plans and financial expectations, the Company does not believe that it will be a PFIC for the current tax year. However, PFIC classification is fundamentally factual in nature, generally cannot be determined until the close of the tax year in question, and is determined annually. Additionally, the analysis depends, in part, on the application of complex U.S. federal income tax rules, which are subject to differing interpretations. Consequently, there can be no assurance that the Company has never been and will not become a PFIC for any tax year during which U.S. Holders hold common shares.

     If the Company were a PFIC in any tax year and a U.S. Holder held common shares, such holder generally would be subject to special rules with respect to “excess distributions” made by the Company on the common shares and with respect to gain from the disposition of common shares. An “excess distribution” generally is defined as the excess of distributions with respect to the common shares received by a U.S Holder in any tax year over 125% of the average annual distributions such U.S. Holder has received from the Company during the shorter of the three preceding tax years, or such U.S. Holder’s holding period for the common shares. Generally, a U.S. Holder would be required to allocate any excess distribution or gain from the disposition of the common shares ratably over its holding period for the common shares. Such amounts allocated to the year of the disposition or excess distribution would be taxed as ordinary income, and amounts allocated to prior tax years would be taxed as ordinary income at the highest tax rate in effect for each such year and an interest charge at a rate applicable to underpayments of tax would apply.

     While there are U.S. federal income tax elections that sometimes can be made to mitigate these adverse tax consequences (including, without limitation, the “QEF Election” under Section 1295 of the Code and the “Mark-to-Market Election” under Section 1296 of the Code), such elections are available in limited circumstances and must be made in a timely manner. U.S. Holders should be aware that, for each tax year, if any, that the Company is a PFIC, the Company can provide no assurances that it will satisfy the record keeping requirements of a PFIC, or that it will make available to U.S. Holders the information such U.S. Holders require to make a QEF Election with respect of the Company or any Subsidiary PFIC. U.S. Holders are urged to consult their own tax advisers regarding the potential application of the PFIC rules to the ownership and disposition of common shares, and the availability of certain U.S. tax elections under the PFIC rules.

WHERE YOU CAN FIND MORE INFORMATION

     Taseko is a public company and files annual, quarterly and other information with the Canadian securities regulatory authorities and the SEC. You may read and copy, for a fee, any document that we file with or furnish to the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. You should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. You may read and download the documents we have filed at www.sec.gov. You may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

     We are a corporation existing under the Business Corporations Act (British Columbia). All but one of our directors, all of our officers, and all of the experts named in this prospectus supplement and the accompanying prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and all of our assets, are located outside the United States. We have appointed an agent for service of process in the United States, but it may be difficult for holders of the common shares who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the common shares who reside in the United States to realize upon judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under the United States federal securities laws.

     We have been advised by our Canadian counsel, Lang Michener LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by Lang Michener LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

     We have filed with the SEC, concurrently with our registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, we appointed Corporation Services Company as our agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the offering of the common shares under the registration statement of which this prospectus supplement and the accompanying short form base shelf prospectus form a part.

LEGAL MATTERS

     Certain legal matters relating to the offering will be passed upon for us by Lang Michener LLP, Vancouver, B.C., with respect to matters of Canadian law, and Dorsey & Whitney LLP, Vancouver, B.C. and Seattle, WA, with respect to matters of United States law. The partners and associates of Lang Michener LLP and Dorsey & Whitney LLP beneficially own, directly or indirectly, less than 1% of any class of securities issued by us. As at the date hereof, the partners and associates of Lang Michener LLP, as a group, and the partners and associates of Dorsey & Whitney LLP, as a group, each beneficially own, directly or indirectly, less than 1% of our outstanding common shares.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus from documents filed with the securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Taseko Mines Limited, #300, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 (Telephone 778-373-4533) (Attn: the Secretary), and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	October 8, 2010

$300,000,000

Common Shares
Warrants
Subscription Receipts
Units
Debt Securities

     This offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Prospectus in accordance with Canadian disclosure requirements. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein have been prepared in accordance with Canadian generally accepted accounting principles, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies.

     Prospective investors should be aware that the acquisition of the Securities described herein may have tax consequences both in the United States and Canada. Although the Company intends to include in the applicable prospectus supplement a description of certain income tax consequences to an investor acquiring any securities offered thereunder, such consequences for investors who are resident in, or citizens of, the United States may not be described fully therein.

     The enforcement by investors of civil liabilities under the federal securities laws of the United States may be affected adversely by the fact that the Company is incorporated or organized under the laws of a foreign country, that some or all of its officers and directors may be residents of a foreign country, that some or all of the experts named in the registration statement may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States.

     THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”); NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THE PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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     This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale of common shares (the “Common Shares”), warrants (the “Warrants”), subscription receipts, debt securities, or any combination of such securities (the “Units”) (all of the foregoing, collectively, the “Securities”) by Taseko Mines Limited (the “Company” or “Taseko”) from time to time, during the 25-month period that the Prospectus, including any amendments hereto, remains effective, in one or more series or issuances, with a total offering price of the Securities in the aggregate, of up to $300,000,000. The Securities may be offered in amounts at prices to be determined based on market conditions at the time of the sale and set forth in an accompanying prospectus supplement.

     The Company’s outstanding Common Shares are listed for trading on the Toronto Stock Exchange (the “TSX”) under the trading symbol “TKO” and on the NYSE Amex Equities Exchange (“Amex”) under the trading symbol “TGB”. The closing price of the Company’s Common Shares on the TSX and Amex on October 7, 2010, the last trading day before the date of the Prospectus, was $6.05 per Common Share and US$5.93 per Common Share, respectively. An investment in the Securities offered hereunder invokes a high degree of risk. The risk factors identified under the heading “Risk Factors” and elsewhere in the Prospectus should be carefully reviewed and evaluated by prospective subscribers before purchasing the Securities being offered hereunder. See “Risk Factors”.

     All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with the Prospectus, except in cases where an exemption from such delivery requirements have been obtained. Each prospectus supplement will be incorporated by reference into the Prospectus for the purposes of applicable securities legislation as of the date of the prospectus supplement and only for the purposes of the distribution of the Securities to which the prospectus supplement pertains. Investors should read the Prospectus and any applicable prospectus supplement carefully before investing in the Company’s Securities.

     The specific terms of the Securities with respect to a particular offering will be set out in the applicable prospectus supplements and may include, where applicable: (i) in the case of Common Shares, the number of Common Shares offered, the offering price and any other specific terms; (ii) in the case of Warrants, the offering price, the designation, number and terms of the Common Shares issuable upon exercise of the Warrants, any procedures that will result in the adjustment of these numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; (iii) in the case of subscription receipts, the number of subscription receipts being offered, the offering price, the procedures for the exchange of the subscription receipts for Common Shares or Warrants, as the case may be, and any other specific terms; (iv) in the case of debt securities, the specific designation, aggregate principal amount, the currency or the currency unit for the debt securities may be purchased, the maturity, interest provisions, authorized denominations, offering price, covenants, events of default, any terms for redemption or retraction, any exchange or conversion terms, whether the debt is senior or subordinated and any other terms specific to the debt securities being offered; and (v) in the case of Units, the designation, number and terms of the Common Shares, Warrants, subscription receipts or debt securities comprising the Units. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the prospectus supplement describing the Securities.

     The Company’s Securities may be sold through underwriters or dealers or directly or through agents designated from time to time at amounts and prices and other terms determined by the Company. In connection with any underwritten offering of Securities, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities. Such transactions, if commenced, may be discontinued at any time. See “Plan of Distribution”. A prospectus supplement will set out the names of any underwriters, dealers or agents involved in the sale of the Securities, the amounts, if any, to be purchased by underwriters, the plan of distribution for the Securities, including the net proceeds the Company expects to receive from the sale of the Securities, if any, the amounts and prices at which the Securities are sold and the compensation of such underwriters, dealers or agents.

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     No underwriter has been involved in the preparation of the Prospectus or performed any review of the contents of the Prospectus.

     The Company is a foreign private issuer under United States securities laws and is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare the Prospectus in accordance with Canadian disclosure requirements. Investors should be aware that such requirements are different from those of the United States. In particular, the Company has prepared its financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), and they are subject to Canadian auditing and auditor independence standards. Thus, they may not be comparable to the financial statements of U.S. companies (see the discussion under the heading, “Note to United States Readers Regarding Differences Between United States and Canadian Reporting Practices,” for more information). In addition, the disclosure in the Prospectus, including the documents incorporated by reference herein, uses mineral resource classification terms and contains mineral resource estimates that comply with reporting standards in Canada that differ significantly from the requirements of the U.S. Securities and Exchange Commission (the “SEC”). Accordingly, the information contained in the Prospectus and the documents incorporated by reference herein describing the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws (see the discussion under the heading, “Cautionary Note to United States Investors Regarding Estimates of Reserves and Measured, Indicated and Inferred Resources,” for more information).

     The Prospectus is part of a registration statement on Form F-10 relating to the Securities that the Company filed with the SEC. The Prospectus does not contain all of the information contained in the registration statement, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Investors should refer to the registration statement and the exhibits to the registration statement for further information with respect to the Company and the Securities.

     Investors should rely only on the information contained or incorporated by reference in the Prospectus and any applicable prospectus supplement. The Company has not authorized anyone to provide Investors with different or additional information. If anyone provides Investors with different or additional information, Investors should not rely on it. The Company is not making an offer to sell or seeking an offer to buy the Securities in any jurisdiction where the offer or sale is not permitted. Investors should assume that the information contained in the Prospectus and any applicable prospectus supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of the Prospectus and any applicable prospectus supplement or of any sale of the Company’s securities. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

     Market data and certain industry forecasts used in the Prospectus and any applicable prospectus supplement and the documents incorporated by reference in the Prospectus and any applicable prospectus supplement were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. The Company has not independently verified this information, and the Company does not make any representation as to the accuracy of this information.

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     In the Prospectus and any prospectus supplement, unless otherwise indicated, all dollar amounts are in Canadian dollars.

     The head office of the Company is located at Suite 300 - 905 West Pender Street, Vancouver, British Columbia, V6C 1L6. The registered office of the Company is located at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia V6E 4N7.

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DOCUMENTS INCORPORATED BY REFERENCE

     Information has been incorporated by reference in the Prospectus from documents filed with the securities commissions of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Newfoundland and Labrador, New Brunswick, Nova Scotia and Prince Edward Island. Copies of the documents incorporated herein by reference may be obtained on request without charge from Taseko Mines Limited, #300, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 (Telephone 778-373-4533) Attn: the Secretary, and are also available electronically at www.sedar.com. The Company’s filings through SEDAR are not incorporated by reference in the Prospectus except as specifically set out herein.

     The following documents filed with the securities commission or similar regulatory authority in the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Newfoundland and Labrador, New Brunswick, Nova Scotia and Prince Edward Island, are specifically incorporated by reference into and, except where herein otherwise provided, form an integral part of, the Prospectus:

  annual information form dated March 31, 2010 for the fiscal year ended December 31, 2009 (the “Annual Information Form”);

  consolidated financial statements and the notes thereto for the fiscal periods ended December 31, 2009 and 2008 and September 30, 2007, together with the auditors’ report thereon and management’s discussion and analysis for the year ended December 31, 2009;

  unaudited interim consolidated financial statements and notes thereto for the three and six months ended June 30, 2010 and management’s discussion and analysis for the three and six months ended June 30, 2010;

  management information circular dated May 13, 2010 relating to the annual general meeting of shareholders held June 16, 2010;

  audited Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles” for the year ended December 31, 2009, the fifteen months ended December 31, 2008, and the year ended September 30, 2007; and

  unaudited Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles” as at June 30, 2010, and for the three and six months ended June 30, 2010.

     Material change reports (other than confidential reports), business acquisition reports, interim financial statements, all other documents of the type referred to above and any other document of the type required by National Instrument 44-101 – Short Form Prospectus Distributions to be incorporated by reference in a short form prospectus, filed by the Company with the securities commission or similar regulatory authority in the Provinces of British Columbia, Alberta, Manitoba, Ontario, Saskatchewan, Newfoundland and Labrador, New Brunswick, Nova Scotia and Prince Edward Island after the date of the Prospectus and before completion or withdrawal of the offering, will also be deemed to be incorporated by reference into this prospectus.

     To the extent that any document or information incorporated by reference into the Prospectus is included in any report on Form 6-K, Form 40-F, Form 20-F, Form 10-K, Form 10-Q or Form 8-K (or any respective successor form) that is filed with or furnished to the SEC after the date of the Prospectus, such document or information shall be deemed to be incorporated by reference as an exhibit to the registration statement of which the Prospectus forms a part. In addition, the Company may incorporate by reference into the Prospectus, or the registration statement of which it forms a part, other information from documents that the Company files with or furnishes to the SEC pursuant to Section 13(a) or 15(d) of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), if and to the extent expressly provided therein.

     All information permitted under applicable securities legislation to be omitted from the Prospectus will be contained in one or more prospectus supplements that will be delivered to purchasers together with the Prospectus, except in cases where an exemption from such delivery requirements has been obtained. Each prospectus supplement will be incorporated by reference into the Prospectus for the purposes of applicable securities legislation as of the date of the prospectus supplement and only for the purpose of the distribution of the Securities to which the prospectus supplement pertains. Investors should read the Prospectus and any applicable prospectus supplement carefully before investing in the Company’s Securities.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of the Prospectus to the extent that a statement contained herein or in any other subsequently filed document that is also incorporated or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of the Prospectus.

FORWARD LOOKING STATEMENTS

     The Prospectus, including the documents incorporated by reference, contain forward-looking statements and forward-looking information (collectively referred to as “forward-looking statements”) which may not be based on historical fact, including without limitation statements regarding the Company’s expectations in respect of future financial position, business strategy, future production, reserve potential, exploration drilling, exploitation activities, events or developments that the Company expects to take place in the future, projected costs and plans and objectives. Often, but not always, forward-looking statements can be identified by the use of the words “believes”, “may”, “plan”, “will”, “estimate”, “scheduled”, “continue”, “anticipates”, “intends”, “expects”, and similar expressions.

     Such statements reflect the Company’s current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause the Company’s actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others:

  delays or inability to successfully complete the environmental assessment review process;

  the potential for increase in the cash cost of production;

  lack of mineral reserves at the Harmony Project and Aley Project;

  the estimates of mineral resources is a subjective process, the accuracy of which is a function of the quantity and quality of available data and the assumptions made and judgment used in the engineering and geological interpretation, which may prove to be unreliable, and may be subject to revision based on various factors;

  fluctuation of metal prices and currency rates;

  uncertain project realization values;

  current global economic conditions;

  changes in mining legislation adversely affecting our operations;

  inability to obtain adequate financing on acceptable terms;

  inability to obtain necessary exploration and mining permits and comply with all government requirements including environmental, health and safety laws;

  inability to attract and retain key personnel; and

  other risks detailed from time-to-time in the Company’s quarterly filings, annual information forms, annual reports and annual filings with securities regulators, and those risks which are discussed under the heading “Risk Factors”.

     Such information is included, among other places, in the Prospectus under the headings “The Company”, “Use of Proceeds”, “Risk Factors” and in the annual information form under the heading “Description of Business” and in the Management’s Discussion and Analysis for the year ended December 31, 2009, each of such documents being incorporated by reference in the Prospectus.

     These factors should be considered carefully and readers are cautioned not to place undue reliance on the forward-looking statements. Readers are cautioned that the foregoing list of risk factors is not exhaustive and it is recommended that prospective investors consult the more complete discussion of risks and uncertainties facing the Company included in the Prospectus. See “Risk Factors” for a more detailed discussion of these risks.

     Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on the information available to it on the date such statements were made, no assurances can be given as to future results, approvals or achievements. The forward-looking statements contained in the Prospectus and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company disclaims any duty to update any of the forward-looking statements after the date of the Prospectus to conform such statements to actual results or to changes in the Company’s expectations except as otherwise required by applicable law.

INTERPRETATION, CURRENCY AND EXCHANGE RATES AND GENERAL INFORMATION

In the Prospectus:

g/t	means grams per tonne;
kV	means kilovolts;
lb	means pound;
NI 43-101	means National Instrument 43-101 - Standards of Disclosure for Mineral Projects;
ton	means 2,000 pounds; and
tonne or t	means 1 metric tonne, equal to 1,000 kilograms, or 1.102 tons.

     Unless the context otherwise requires, references to the “Company” “we”, “our”, “us” or “Taseko” mean Taseko Mines Limited and the Company’s subsidiary, Gibraltar Mines Ltd.

     All currency amounts in the Prospectus are in Canadian dollars unless otherwise indicated. On October 7, 2010, CDN$1.00 was equivalent to US$0.9837 as reported by the Bank of Canada.

     Taseko uses the imperial measure of tons to describe its reserves and resources at the Gibraltar Mine, and uses metric tonnes to describe its reserves and resources at the Prosperity Project. The difference is due to the age of the projects and, since the Gibraltar Mine has been in production for many years, it has continued to use the imperial measure for consistency, whereas the Prosperity Project has adopted the metric standard used in Canada today.

     The address of the Company’s website is www.tasekomines.com. Information contained on the Company’s website is not part of the Prospectus or incorporated by reference herein. Prospective investors should rely only on the information contained or incorporated by reference in the Prospectus. The Company has not authorized any person to provide different information.

     The Securities being offered for sale under this prospectus may only be sold in those jurisdictions in which offers and sales of the Securities are permitted. The Prospectus is not an offer to sell or a solicitation of an offer to buy the Securities in any jurisdiction where it is unlawful to do so. The information contained in the Prospectus is accurate only as of the date of the Prospectus, regardless of the time of delivery of this prospectus or of any sale of the Securities.

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING ESTIMATES OF
RESERVES AND MEASURED, INDICATED AND INFERRED RESOURCES

     The disclosure in the Prospectus, including the documents incorporated by reference herein, uses mineral resource classification terms that comply with reporting standards in Canada, and certain mineral resource estimates are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all reserve and resource estimates contained in or incorporated by reference in the Prospectus have been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the SEC, and reserve and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

     The Prospectus includes mineral reserve estimates that have been calculated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 (under the Exchange Act), as interpreted by the staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this prospectus may not qualify as “reserves” under SEC standards.

     In addition, the Prospectus uses the terms “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” to comply with the reporting standards in Canada. The Company advises prospective investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into SEC defined mineral reserves. These terms have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.

     Further, “inferred resources” have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. Therefore, investors are also cautioned not to assume that all or any part of the inferred resources exist. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies.

     It cannot be assumed that all or any part of “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” will ever be upgraded to a higher category. Investors are cautioned not to assume that any part of the reported “measured mineral resources”, “indicated mineral resources”, or “inferred mineral resources” in the Prospectus is economically or legally mineable.

     For the above reasons, information contained in the Prospectus and the documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

NOTE TO UNITED STATES READERS REGARDING DIFFERENCES BETWEEN UNITED
STATES AND CANADIAN FINANCIAL REPORTING PRACTICES

     Taseko prepares its financial statements in accordance with Canadian GAAP, which differ from U.S. generally accepted accounting principles (“U.S. GAAP”). Therefore, the Company’s financial statements incorporated by reference in the Prospectus, and in the documents incorporated by reference in this Prospectus, may not be comparable to financial statements prepared in accordance with U.S. GAAP. Prospective investors should refer to:

  the audited Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles” for the year ended December 31, 2009, the fifteen months ended December 31, 2008, and the year ended September 30, 2007 (as furnished to the SEC on Form 6- K on September 17, 2010); and

  the unaudited Supplementary Note entitled “Reconciliation with United States Generally Accepted Accounting Principles” as at June 30, 2010, and for the three and six months ended June 30, 2010 (as furnished to the SEC on Form 6-K on September 17, 2010), for a discussion of the principal differences between the Company’s financial results determined under Canadian GAAP and under U.S. GAAP. The Supplementary Notes should be read in conjunction with, respectively, the Company’s audited consolidated financial statements as at and for the periods ended December 31, 2009 and 2008 and September 30, 2007, and the Company’s unaudited interim consolidated financial statements for the three and six months ended June 30, 2010. See “Documents Incorporated by Reference”.

ADDITIONAL INFORMATION

     The Company has filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), relating to the offering of the Securities. The Prospectus, which constitutes a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in the Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, you should refer to the exhibits for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

     The Company is subject to the informational reporting requirements of the Exchange Act as the Common Shares are registered under Section 12(b) of the Exchange Act. Accordingly, the Company is required to publicly file reports and other information with the SEC. Under the multi-jurisdictional disclosure system adopted by the United States and Canada (the “MJDS”), the Company is permitted to prepare such reports and other information in accordance with Canadian disclosure requirements, which are different from United States disclosure requirements.

     As a foreign private issuer, the Company is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements in connection with meetings of its shareholders. In addition, the officers, directors and principal shareholders of the Company are exempt from the reporting and short-swing profit recovery rules contained in Section 16 of the Exchange Act.

     The Company files annual reports on Form 40-F with the SEC under the MJDS, which annual reports include:

  the annual information form;

  management’s discussion and analysis of financial condition and results of operations;

  consolidated audited financial statements, which are prepared in accordance with Canadian GAAP and reconciled to U.S. GAAP; and

  other information specified by the Form 40-F.

     As a foreign private issuer, the Company is required to furnish the following types of information to the SEC under cover of Form 6-K:

  material information that the Company otherwise makes publicly available in reports that the Company files with securities regulatory authorities in Canada;

  material information that the Company files with, and which is made public by, the TSX; and

  material information that the Company distributes to its shareholders in Canada.

     Investors may read and copy, for a fee, any document that the Company has filed with or furnished to the SEC at the SEC’s public reference room in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Investors should call the SEC at 1-800-SEC-0330 or access its website at www.sec.gov for further information about the public reference room. Investors may read and download some of the documents the Company has filed with the SEC’s Electronic Data Gathering and Retrieval system (“EDGAR”) at www.sec.gov. Investors may read and download any public document that the Company has filed with the securities commissions or similar regulatory authorities in Canada at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES BY U.S. INVESTORS

     The Company is a corporation existing under the Business Corporations Act (British Columbia). All but one of the Company’s directors, all of its officers, and all of the experts named in the Prospectus, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of their assets, and all of the Company’s assets, are located outside the United States. The Company has appointed an agent for service of process in the United States, but it may be difficult for holders of the Securities who reside in the United States to effect service within the United States upon those directors, officers and experts who are not residents of the United States. It may also be difficult for holders of the Securities who reside in the United States to realize upon judgments of courts of the United States predicated upon the Company’s civil liability and the civil liability of its directors, officers and experts under the United States federal securities laws.

     The Company has been advised by its Canadian counsel, Lang Michener LLP, that a judgment of a United States court predicated solely upon civil liability under United States federal securities laws would probably be enforceable in Canada if the United States court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. The Company has also been advised by Lang Michener LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon United States federal securities laws.

     The Company filed with the SEC, concurrently with its registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed Corporation Service Company as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against or involving the Company in a United States court arising out of, related to, or concerning the offering of the Securities under the Prospectus.

THE COMPANY

Overview

     Taseko was incorporated on April 15, 1966 under the laws of the Province of British Columbia. Taseko’s registered office is located at Suite 1500-1055 West Georgia, Vancouver, British Columbia, V6E 4N7, and its operational head office is located at Suite 300, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6.

     Taseko has one material active wholly owned subsidiary, Gibraltar Mines Ltd. (“Gibraltar”), and other inactive or non-material subsidiaries described in the Annual Information Form. Taseko owns 100% of the common shares of Gibraltar but none of Gibraltar’s issued preferred shares.

     On March 31, 2010, the Company sold a 25% joint venture interest in the Gibraltar mine, a copper and molybdenum mine (the “Gibraltar Mine”), to Cariboo Copper Corp. (“Cariboo”) for $187.0 million. Cariboo is a consortium that consists of Sojitz Corporation (50%), Dowa Corporation (25%) and Furakawa Corporation (25%). The Company retains a 75% interest in the Gibraltar joint venture and is the operator of the Gibraltar Mine.

     The Gibraltar Mine restarted operations in October 2004 after being on standby for several years. Taseko also owns the Prosperity gold-copper project (the “Prosperity Project”) which is at the post-feasibility stage with an environmental assessment underway. In addition, Taseko has non-material properties including the Harmony gold project (the “Harmony Project”) which is at the late exploration stage but is currently inactive, and the Aley niobium property (the “Aley Project”), where Taseko carried out an initial exploration program and which is also inactive. All of these projects are located in British Columbia, Canada.

Gibraltar Mine

     Unless stated otherwise, information of a technical or scientific nature related to the Gibraltar Mine contained in the Prospectus (including documents incorporated by reference herein) is summarized or extracted from a technical report entitled “Technical Report on the 105 Million Ton Increase in Mineral Reserves at the Gibraltar Mine” dated January 23, 2009 (the “Gibraltar Technical Report”), prepared by Scott Jones, P. Eng., filed on Taseko’s profile on SEDAR at www.sedar.com and updated with 2009 production results. Mr. Jones is not independent of Taseko by virtue of being employed by the Company as Vice-President, Engineering.

     The Gibraltar Mine is located near the City of Williams Lake in south-central British Columbia. As at December 31, 2009, the Gibraltar Mine had proven and probable mineral reserves of 459.9 million tons grading 0.315% copper and 0.008% molybdenum (see Table 1).

     The Gibraltar Mine obtained government permitting and re-started operation in early October 2004 following several years on care and maintenance as a result of low metal prices. Commercial production re-started on January 1, 2005 and has continued to the present. Total production in the three years leading up to December 31, 2009 was 33.7 million tons milled, producing 188.4 million lb. of copper in concentrate and cathode, and 1.9 million lb. of molybdenum. Construction of the Phase 1 mill expansion was completed in February 2008. The ramp up to the rated processing capacity of 46,000 tons per day (“tpd”) has been ongoing since the completion of construction. The construction schedule of a Phase 2 expansion program, designed to increase the concentrator capacity from 46,000 tpd to 55,000 tpd, was modified as a result of management’s review of capital spending in the face of the global credit market crisis in late 2008. The regrind and cleaner flotation circuits were completed in the summer of 2009 as they provide very robust payback by enhancing both copper and molybdenum recoveries. Ramp up to 55,000 tpd will occur during 2010 and 2011 following completion of the remainder of the Phase 2 program, and installation of the in-pit crusher and conveyor and the SAG mill direct feed system.

     One hundred seventy-three new diamond drill holes were completed between July 2007 and September 2008, of which 115 holes were included in the Gibraltar Extension geological model, and allowed for expansion and update of the reserves at the Gibraltar Mine. The Gibraltar Extension is a body of mineralization on the Gibraltar Mine property which has shape and structure that are significantly different from other deposits that occur on the property. Drilling up until the 2008 program had provided details of the northwest and southeast portions of the Gibraltar deposit but the central zone was under-drilled and poorly defined. The 2008 program objective was to test the continuity of mineralization between the two ends and increase drillhole density along the Gibraltar deposit to upgrade the resource model blocks from inferred to measured and indicated category so that proven and probable reserves could be estimated.

     The reserve estimates for the Gibraltar Extension deposit used long term metal prices of US$1.75/lb for copper and US$10.00/lb for molybdenum and a foreign exchange rate of Cdn$0.82 per US dollar. The balance of the reserves used September 2007 NI 43-101 estimates reduced by actual 2008 and 2009 mining, with long term metal prices of US$1.50/lb for copper, US$10/lb for molybdenum and a foreign exchange rate of $0.80 per US dollar.

     The proven and probable reserves as of December 31, 2009 are tabulated in Table 1 below and are NI 43-101 and SEC Guide 7 compliant.

Table 1: Gibraltar Mineral Reserves
at 0.20% Copper Cut-off

Pit	Category	Tons (millions)	Cu (%)	Mo (%)
Connector	Proven Probable	40.4 14.8	0.296 0.271	0.010 0.009
	Subtotal	55.2	0.289	0.010
Gibraltar East	Proven Probable	66.8 33.3	0.286 0.285	0.008 0.013
	Subtotal	100.1	0.286	0.010
Granite	Proven Probable	178.3 21.6	0.325 0.319	0.009 0.009
	Subtotal	199.9	0.324	0.009
Gibraltar Extension	Proven Probable	75.4 29.3	0.352 0.304	0.002 0.002
	Subtotal	104.7	0.339	0.002
Total		459.9	0.315	0.008

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.

The mineral reserves stated above are contained within the mineral resources shown in Table 2 below:

Table 2
Gibraltar Mine Mineral Resources
at 0.20% Copper Cut-off

Category	Tons (millions)	Cu (%)	Mo %)
Measured	597.7	0.302	0.008
Indicated	361.0	0.290	0.008
Total	958.7	0.298	0.008

Prosperity Project

Cautionary Note to Investors Concerning Reserve Estimates

The following mineral reserves have been estimated in accordance with NI 43-101, as required by Canadian securities regulatory authorities. For United States reporting purposes, SEC Industry Guide 7 under the Exchange Act, as interpreted by Staff of the SEC, applies different standards in order to classify mineralization as a reserve. As a result, the definitions of proven and probable reserves used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards. Accordingly, mineral reserve estimates contained in this prospectus or in documents incorporated herein by reference may not qualify as “reserves” under SEC standards. In addition, disclosure of “contained ounces” is permitted disclosure under Canadian regulations; however, the SEC only permits issuers to report reserves in ounces, and requires reporting of mineralization that does not qualify as reserves as in place tonnage and grade without reference to unit measures.

     Unless stated otherwise, information of a technical or scientific nature related to the Prosperity Project contained in the Prospectus (including documents incorporated by reference herein) is summarized or extracted from a technical report entitled “Technical Report on the 344 million tonne increase in mineral reserves at the Prosperity Gold – Copper Project” dated December 17, 2009 (the “Prosperity Technical Report”), prepared by Scott Jones, P. Eng., filed on Taseko’s profile on SEDAR at www.sedar.com. Mr. Jones is not independent of Taseko by virtue of being employed by the Company as Vice-President, Engineering.

     On May 12, 2010, the Company entered into a gold stream transaction with Franco-Nevada Corporation (“Franco-Nevada”) pursuant to which Franco-Nevada will provide US$350.0 million for the Prosperity Project along with warrants to purchase 2 million common shares of Franco-Nevada at an exercise price of $75.00 per share until June 16, 2017 in exchange for a 22% interest in the future gold production for the life of the mine. The investment by Franco-Nevada is subject to certain conditions precedent, including full financing and permitting of the Prosperity Project. The US$350.0 million will be amortized over gold deliveries under the agreement and, in addition, the Company will be paid the lower of US$400 per ounce and market price for the gold, which is subject to inflation adjustments going forward.

     The Prosperity Project is located 125 km southwest of the City of Williams Lake in the Cariboo-Chilcotin region of British Columbia. The following are the highlights of the Prosperity Project:

  Located near existing infrastructure in south-central British Columbia;
  Pre-tax return on investment of 10% with an eight year payback from start of production;
  33 year mine life at a milling rate of 70,000 tonnes/day;
  Life of mine waste-to-ore strip ratio of 1.5;
  Total pre-production capital cost of $814 million;
  Site operating cost of $7.51 per tonne milled over the life of mine; and
  Total operating costs net of by product credits of US$0.59/lb Cu.

     In 2009, Taseko updated the mineral reserve estimate from a 2007 feasibility study on the Prosperity Project by assuming long term metal prices of $1.65/lb Cu and $650/oz Au. The resulting mineral reserves are shown in Table 3.

Table 3
Prosperity Mineral Reserves
at $5.50 NSR/t Pit-Rim Cut-off

Category	Tonnes (millions)	Gold (g/t)	Copper (%)	Recoverable Gold Ounces (millions)	Recoverable Copper Pounds (billions)
Proven Probable	481 350	0.46 0.35	0.26 0.18	5.0 2.7	2.4 1.2
Total	831	0.41	0.23	7.7	3.6

Recoverable gold and copper calculated using recoveries of 69% and 87%, respectively.

Cautionary Note to Investors Concerning Estimates of Measured and Indicated Resources

This section uses the terms ‘measured resources’ and ‘indicated resources’. The Company advises investors that while those terms are recognized and required by Canadian regulations, the SEC does not recognize them. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into SEC defined reserves.

     The Proven and Probable Reserves on the Prosperity Project are included in the Measured and Indicated Mineral Resources disclosed in Table 4 below. The Mineral Resources are as outlined by drilling to date, and estimated at a 0.14% copper cut-off.

Table 4
Prosperity Mineral Resources
at 0.14% Copper Cut-Off

Category	Tonnes (millions)	Gold (g/t)	Copper (%)
Measured	547.1	0.46	0.27
Indicated	463.4	0.34	0.21
Total	1,010.5	0.41	0.24

     Taseko carried out ongoing and systematic exploration programs on the Prosperity Project from 1991 to 1999, drilling 156,339 m in 470 holes and outlining a large porphyry gold-copper deposit. Taseko re-initiated work on the Prosperity Project in late 2005, and a mill redesign and project cost review was completed in 2006.

     Based on ongoing feasibility work through 2007, the following development and production scenario is envisaged. Activities during a pre-production period of two years would include construction of the electricity transmission line; upgrading and extension of current road access and mine site clearing; site infrastructure, processing, and tailings starter dam construction; removal and storage of overburden; and pre-production waste development.

     The mine plan utilizes a large-scale conventional truck and shovel open pit mining and milling operation. Following a one and a half year pre-strip period, total material moved over years one through 31 averages 170,000 tonnes/day at a strip ratio of 1.5:1. A declining net smelter return cut-off is applied to the mill feed, which defers lower grade ore for later processing. The lower grade ore is recovered from stockpile for the final years of the mine plan.

     The Prosperity Project processing plant has been designed with a nominal capacity of 70,000 tonnes/day. Expected life-of-mine metallurgical recovery is 87% for copper and 69% for gold, with annual production averaging 110 million pounds copper and 234,000 ounces gold over the 33 year mine life.

     The copper-gold concentrate will be hauled with highway trucks to an expanded load-out facility at Gibraltar’s existing facility near Macalister for rail transport to various points of sale, but mostly through the Port of Vancouver for shipment to smelters and refineries around the world.

     Power will be supplied via a new 124 km long, 230 kV transmission line from Dog Creek on the BC Hydro grid. Infrastructure would also include the upgrade of sections of the existing road to the site, construction of a short spur to the minesite, an on-site camp, equipment maintenance shop, administration office, concentrator facility, warehouse, and explosives facilities. Based on the Prosperity Technical Report, the Prosperity Project would employ up to 460 permanent and 60 contractor personnel.

Recent Developments

     Environmental Review Process

     The Prosperity Project received approval under the Environmental Assessment Act (British Columbia) on January 14, 2010. Detailed permitting for activities under Provincial jurisdiction, such as the Mines Act Permit, is underway.

     The Federal Panel process, in which public hearings were conducted by a three-person Panel operating under defined Terms of Reference, concluded on May 3, 2010. The Federal Panel submitted its findings to the Federal Minister of Environment on July 2, 2010. The panel findings were essentially the same as the conclusions reached in the Provincial Environmental Assessment, being that loss of Fish Lake and the adjacent meadows would result in significant adverse environmental effects; however, the provincial process concluded that the environmental impacts were justified because the lake and fishery will be replaced and the economic and social benefits generated are significant, but the panel was not mandated to assess economic and social value generated by the Prosperity Project. The Canadian Federal Cabinet is expected to make a decision in October 2010. The issue for the Federal Cabinet is whether the adverse environmental effects of the Prosperity Project as found by the Federal Panel can be justified in the circumstances. This is basically the same justification analysis that the Province of British Columbia was required to undertake, and the Province’s conclusion was that the benefits from the Prosperity Project justified the limited adverse environmental effects. Taseko believes that the significant economic benefits that will flow to the region, the Province of British Columbia and the federal government as a result of the Prosperity Project will be given prominence in the deliberations of the Federal Cabinet.

USE OF PROCEEDS

     Unless otherwise indicated in a prospectus supplement, Taseko currently intends to use the net proceeds from the sale of the Securities, along with cash on hand, cash forecasted to be generated and cash from the Franco-Nevada gold stream transaction, for the completion of construction at the Prosperity Project, which is estimated to be approximately $814 million. Taseko may also use a portion of the proceeds for other more general working capital purposes.

     More detailed information regarding the use of proceeds from the sale of the Securities will be described in any applicable prospectus supplement. Pending the application of the net proceeds, Taseko intends to invest the net proceeds in investment-grade, interest-bearing securities, the primary objectives of which are liquidity and capital preservation.

CONSOLIDATED CAPITALIZATION

     The authorized share capital of the Company consists of an unlimited number of common shares without par value, of which 186,898,353 were issued and outstanding as at October 7, 2010. Since June 30, 2010, the date of the Company’s most recently filed financial statements, there have been no material changes in the Company’s consolidated share capital.

PRIOR SALES

     For the 12-month period before the date of this prospectus, the Company issued the following common shares and securities convertible into common shares:

Aggregate Number and Type
Date of Issuance	of Securities Issued	Price per Security
October 13, 2009	2,000 Common Shares	$1.00
October 15, 2009	15,250 Common Shares	$1.00
November 24, 2009	5,000 Common Shares	$2.07
December 2, 2009	46,200 Common Shares	$1.00
December 2, 2009	50,000 Common Shares	$2.07
December 2, 2009	150,000 Options	$4.14
December 3, 2009	62,500 Common Shares	$1.00
December 7, 2009	500 Common Shares	$1.00
December 10, 2009	61,000 Common Shares	$1.00
December 11, 2009	8,000 Common Shares	$1.00
December 14, 2009	35,000 Common Shares	$1.00

Aggregate Number and Type
Date of Issuance	of Securities Issued	Price per Security
December 15, 2009	18,800 Common Shares	$1.00
December 16, 2009	20,500 Common Shares	$1.00
December 16, 2009	50,000 Common Shares	$2.18
December 16, 2009	33,000 Common Shares	$1.15
December 16, 2009	11,000 Common Shares	$3.07
December 22, 2009	6,000 Common Shares	$1.00
December 22, 2009	50,000 Common Shares	$2.18
December 22, 2009	33,333 Common Shares	$1.15
December 22, 2009	33,666 Common Shares	$1.71
December 24, 2009	7,000 Common Shares	$1.90
January 4, 2010	12,000 Common Shares	$1.00
January 5, 2010	11,000 Common Shares	$1.00
January 5, 2010	1,925,000 Options	$4.46
January 6, 2010	125,000 Common Shares*	$4.02 (deemed)
January 6, 2010	10,000 Common Shares	$1.00
January 7, 2010	14,000 Common Shares	$1.00
January 8, 2010	65,000 Common Shares	$1.15
January 11, 2010	7,500 Common Shares	$1.00
January 12, 2010	33,333 Common Shares	$1.15
January 12, 2010	5,000 Common Shares	$1.00
January 14, 2010	5,000 Common Shares	$1.00
January 15, 2010	17,000 Common Shares	$1.00
January 15, 2010	1,193,500 Options	$4.77
January 18, 2010	21,000 Common Shares	$1.00
January 19, 2010	274,400 Common Shares	$1.15
January 20, 2010	20,000 Common Shares	$2.07
January 20, 2010	50,000 Common Shares	$1.00
January 20, 2010	35,600 Common Shares	$1.15
January 21, 2010	2,500 Common Shares	$1.00
January 25, 2010	20,000 Common Shares	$1.00
January 26, 2010	25,000 Common Shares	$3.07
January 26, 2010	9,500 Common Shares	$1.00
January 28, 2010	300,000 Common Shares	$1.15

Aggregate Number and Type
Date of Issuance	of Securities Issued	Price per Security
January 29, 2010	210,000 Options	$5.00
February 2, 2010	10,000 Common Shares	$3.07
February 2, 2010	8,500 Common Shares	$1.00
February 5, 2010	230,000 Common Shares	$1.15
February 5, 2010	2,500 Common Shares	$1.00
February 11, 2010	19,000 Common Shares	$1.00
February 14, 2010	24,000 Common Shares	$1.00
February 16, 2010	120,000 Options	$4.59
February 22, 2010	65,000 Common Shares	$1.15
March 2, 2010	133,334 Common Shares	$1.15
March 2, 2010	5,000 Common Shares	$1.00
March 19, 2010	30,000 Common Shares	$4.03
March 24, 2010	1,556,355 Common Shares*	$5.02
March 24, 2010	5,000 Common Shares	$1.00
April 1, 2010	21,000 Common Shares	$4.50
April 6, 2010	53,000 Common Shares	$1.00
April 9, 2010	31,000 Common Shares	$1.00
April 9, 2010	7,000 Common Shares	$2.18
April 12, 2010	1,500 Common Shares	$1.00
April 14, 2010	11,500 Common Shares	$1.00
April 14, 2010	10,000 Common Shares	$4.50
April 15, 2010	3,000 Common Shares	$1.00
April 19, 2010	30,000 Common Shares	$4.03
April 20, 2010	21,000 Common Shares	$4.50
April 20, 2010	30,000 Common Shares	$1.00
April 27, 2010	2,000 Common Shares	$1.00
May 4, 2010	33,667 Common Shares	$1.71
May 13, 2010	7,000 Common Shares	$1.00
May 18, 2010	90,000 Common Shares	$1.15
May 26, 2010	10,000 Common Shares	$1.15
June 16, 2010	50,000 Common Shares	$1.00
June 21, 2010	1,500 Common Shares	$1.00
June 25, 2010	67,000 Common Shares	$1.71

Aggregate Number and Type
Date of Issuance	of Securities Issued	Price per Security
June 25, 2010	25,000 Common Shares	$2.18
June 29, 2010	6,500 Common Shares	$1.00
June 29, 2010	4,000 Common Shares	$4.77
June 30, 2010	22,000 Common Shares	$1.00
July 2, 2010	50,000 Common Shares	$1.00
July 7, 2010	5,000 Common Shares	$1.00
July 8, 2010	3,000 Common Shares	$1.00
August 13, 2010	100,000 Common Shares*	$4.25 (deemed)
August 16, 2010	4,000 Common Shares	$1.00
August 17, 2010	2,000 Common Shares	$1.00
August 31, 2010	4,000 Common Shares	$1.00
September 13, 2010	4,000 Common Shares	$1.00
September 20, 2010	4,000 Common Shares	$1.00
September 22, 2010	500 Common Shares	$1.00
September 23, 2010	5,000 Common Shares	$1.00
September 29, 2010	1,000 Common Shares	$1.00
October 1, 2010	3,000 Common Shares	$1.00
October 5, 2010	11,000 Common Shares	$1.00
October 5, 2010	2,000 Common Shares	$4.77
October 6, 2010	67,000 Common Shares	$1.00
October 7, 2010	11,000 Common Shares	$1.00
October 7, 2010	4,000 Common Shares	$4.77

Note:
*     All common shares were issued pursuant to the exercise of stock options unless otherwise indicated with a *

TRADING PRICE AND VOLUME

     The Company’s common shares are listed on the TSX and Amex under the trading symbol “TKO” and “TGB”, respectively. The following tables set forth information relating to the trading of the common shares on the TSX and Amex for the months indicated.

	TSX Price Range
Month	High	Low	Total Volume
September 2009	3.02	2.52	8,694,300
October 2009	3.35	2.62	16,444,200
November 2009	3.74	2.80	19,724,700
December 2009	4.74	3.56	34,529,100
January 2010	5.84	4.28	34,656,800
February 2010	5.03	4.16	21,705,100
March 2010	5.36	4.74	17,347,300
April 2010	6.19	5.33	19,376,400
May 2010	6.17	4.67	26,141,300
June 2010	5.54	4.50	10,901,800
July 2010	4.49	3.27	19,507,300

	TSX Price Range
Month	High	Low	Total Volume
August 2010	4.85	4.07	10,408,800
September 2010	5.55	4.44	17,219,400
October 1 - 7, 2010	6.18	5.45	4,252,800

	Amex Price Range (in US$)
Month	High	Low	Total Volume
September 2009	2.85	2.27	36,075,700
October 2009	3.20	2.40	42,813,100
November 2009	3.54	2.57	59,068,600
December 2009	4.45	3.40	69,406,300
January 2010	5.65	4.10	76,051,500
February 2010	4.74	3.87	51,641,200
March 2010	5.25	4.59	38,840,700
April 2010	6.21	5.25	44,072,500
May 2010	6.05	4.35	71,796,000
June 2010	5.28	4.22	38,526,300
July 2010	4.36	3.31	46,334,200
August 2010	4.71	3.90	31,060,800
September 2010	5.40	4.28	38,134,500
October 1 - 7, 2010	6.10	5.32	16,395,800

PLAN OF DISTRIBUTION

     The Company may sell Securities to or through underwriters or dealers and also may sell Securities directly to purchasers or through agents. The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement. In connection with the sale of Securities, underwriters may receive compensation from the Company or from purchasers of Securities for whom they may act as agents in the form of discounts, concessions or commissions. Underwriters, dealers and agents that participate in the distribution of Securities may be deemed to be underwriters and any discounts or commissions received by them from the Company and any profit on the resale of Securities by them may be deemed to be underwriting discounts and commissions under applicable securities legislation.

     If so indicated in the applicable prospectus supplement, the Company may authorize dealers or other persons acting as the Company’s agents to solicit offers by certain institutions to purchase the Securities directly from the Company pursuant to contracts providing for payment and delivery on a future date. These contracts will be subject only to the conditions set forth in the applicable prospectus supplement or supplements, which will also set forth the commission payable for solicitation of these contracts.

     This prospectus qualifies Securities. The specific terms of any offering of Securities will be described in the applicable prospectus supplement. The prospectus supplement relating to any offering of Securities will set forth the terms of the offering of the Securities, including, to the extent applicable, the initial offering price, the proceeds to the Company, the underwriting discounts or commissions, the currency in which the Securities may be issued and any other discounts or concessions to be allowed or reallowed to dealers. Any underwriters involved with respect to any offering of Securities sold to or through underwriters will be named in the prospectus supplement relating to such offering.

DESCRIPTION OF SECURITIES

Common Shares

     The holders of Common Shares are entitled to receive notice of any meeting of the shareholders of the Company and to attend and vote thereat, except those meetings at which only the holders shares of another class or of a particular series are entitled to vote. Each Common Share entitles its holder to one vote. Subject to the rights of the holders of preferred shares, the holders of Common Shares are entitled to receive on a pro-rata basis such dividends as the board of directors may declare out of funds legally available therefor. In the event of the dissolution, liquidation, winding-up or other distribution of our assets, such holders are entitled to receive on a pro-rata basis all of assets of the Company remaining after payment of all of liabilities, subject to the rights of holders of preferred shares. The Company’s common shares carry no pre-emptive or conversion rights.

Warrants

     This section describes the general terms that will apply to any Warrants for the purchase of Common Shares. The Company will not offer Warrants for sale unless the applicable prospectus supplement containing the specific terms of the Warrants to be offered separately is first approved, in accordance with applicable laws, for filing by the securities commissions or similar regulatory authorities in each of the jurisdictions where the Warrants will be offered for.

     Subject to the foregoing, the Company may issue Warrants independently or together with other securities, and Warrants sold with other securities may be attached to or separate from the other securities. Warrants may be issued directly by us to the purchasers thereof or under one or more warrant indentures or warrant agency agreements to be entered into by us and one or more banks or trust companies acting as warrant agent.

     This summary of some of the provisions of the Warrants is not complete. The statements made in the Prospectus relating to any warrant agreement and Warrants to be issued under the Prospectus are summaries of certain anticipated provisions thereof and do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable warrant agreement. Investors should refer to the warrant indenture or warrant agency agreement relating to the specific warrants being offered for the complete terms of the Warrants. A copy of any warrant indenture or warrant agency agreement relating to an offering of Warrants will be filed by Taseko with the applicable securities regulatory authorities in Canada following its execution.

     The particular terms of each issue of Warrants will be described in the applicable prospectus supplement. This description will include, where applicable:

  the designation and aggregate number of Warrants;

  the price at which the Warrants will be offered;

  the currency or currencies in which the Warrants will be offered;

  the date on which the right to exercise the Warrants will commence and the date on which the right will expire;

  the number of common shares that may be purchased upon exercise of each Warrant and the price at which and currency or currencies in which the Common Shares may be purchased upon exercise of each Warrant;

  the designation and terms of any securities with which the Warrants will be offered, if any, and the number of the Warrants that will be offered with each security;

  the date or dates, if any, on or after which the Warrants and the related securities will be transferable separately;

  whether the Warrants will be subject to redemption and, if so, the terms of such redemption provisions;

  material Canadian and United States federal income tax consequences of owning the Warrants; and

  any other material terms or conditions of the Warrants.

Subscription Receipts

     This section describes the general terms that will apply to any subscription receipts that may be offered by the Company pursuant to the Prospectus. Subscription receipts may be offered separately or together with Common Shares or Warrants, as the case may be. The subscription receipts will be issued under a subscription receipt agreement.

     In the event the Company issues subscription receipts, the Company will provide the original purchasers of subscription receipts a contractual right of rescission exercisable following the issuance of common shares to such purchasers.

     The applicable prospectus supplement will include details of the subscription receipt agreement covering the subscription receipts being offered. A copy of the subscription receipt agreement relating to an offering of subscription receipts will be filed by the Company with the applicable securities regulatory authorities after it has been entered into by the Company. The specific terms of the subscription receipts, and the extent to which the general terms described in this section apply to those subscription receipts, will be set forth in the applicable prospectus supplement. This description will include, where applicable:

  the number of subscription receipts;

  the price at which the subscription receipts will be offered;

  the procedures for the exchange of the subscription receipts into Common Shares or Warrants;

  the number of Common Shares or Warrants that may be exchanged upon exercise of each subscription receipt;

  the designation and terms of any other securities with which the subscription receipts will be offered, if any, and the number of subscription receipts that will be offered with each security;

  terms applicable to the gross or net proceeds from the sale of the subscription receipts plus any interest earned thereon;

  material Canadian and United States income tax consequences of owning the subscription receipts; and

  any other material terms and conditions of the subscription receipts.

Description of Debt Securities

     The Company may issue debt securities (“Debt Securities”) in one or more series under an indenture (the “Indenture”), to be entered into among the Company, a Canadian trustee and a U.S. trustee. The Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). A copy of the form of the Indenture will be filed with the SEC as an exhibit to the registration statement of which this Prospectus forms a part. The following description sets forth certain general material terms and provisions of the Debt Securities and is not intended to be complete. For a more complete description, prospective investors should refer to the Indenture and the terms of the Debt Securities. If Debt Securities are issued, the Company will describe in the applicable Prospectus Supplement the particular terms and provisions of any series of the Debt Securities and a description of how the general terms and provisions described below may apply to that series of the Debt Securities. Prospective investors should rely on information in the applicable Prospectus Supplement and not on the following information to the extent that the information in such Prospectus Supplement is different from the following information. The Company will file as exhibits to the registration statement of which this Prospectus is a part, or will incorporate by reference from a report on Form 6-K that the Company furnishes to the SEC, any supplemental indenture describing the terms and conditions of Debt Securities the Company is offering before the issuance of such Debt Securities.

     The Company may issue debt securities and incur additional indebtedness other than through the offering of Debt Securities pursuant to this Prospectus.

General

     The Indenture will not limit the aggregate principal amount of Debt Securities that the Company may issue under the Indenture and will not limit the amount of other indebtedness that the Company may incur. The Indenture will provide that the Company may issue Debt Securities from time to time in one or more series and may be denominated and payable in U.S. dollars, Canadian dollars or any foreign currency. Unless otherwise indicated in the applicable Prospectus Supplement, the Debt Securities will be unsecured obligations of the Company. The Indenture will also permit the Company to increase the principal amount of any series of the Debt Securities previously issued and to issue that increased principal amount.

     The applicable Prospectus Supplement for any series of Debt Securities that the Company offers will describe the specific terms of the Debt Securities and may include, but is not limited to, any of the following:

  the title of the Debt Securities;

  the aggregate principal amount of the Debt Securities;

  the percentage of principal amount at which the Debt Securities will be issued;

  whether payment of principal, interest and premium, if any, on the Debt Securities will be senior or subordinated to the Company’s other liabilities or obligations;

  whether payment of the Debt Securities will be guaranteed by any other person;

  the date or dates, or the methods by which such dates will be determined or extended, on which the Company may issue the Debt Securities and the date or dates, or the methods by which such dates will be determined or extended, on which the Company will pay the principal on the Debt Securities and the portion (if less than the principal amount) of Debt Securities to be payable upon a declaration of acceleration of maturity;

  whether the Debt Securities will bear interest, the interest rate (whether fixed or variable) or the method of determining the interest rate, the date from which interest will accrue, the dates on which the Company will pay interest and the record dates for interest payments, or the methods by which such dates will be determined;

  the place or places the Company will pay principal, premium and interest, if any, and the place or places where Debt Securities can be presented for registration of transfer, exchange or conversion;

  whether and under what circumstances the Company will be required to pay any additional amounts for withholding or deduction for Canadian taxes with respect to the Debt Securities, and whether and on what terms the Company will have the option to redeem the Debt Securities rather than pay the additional amounts;

  whether the Company will be obligated to redeem, repay or repurchase the Debt Securities pursuant to any sinking or other provision, or at the option of a holder and the terms and conditions of such redemption, repayment or repurchase;

  whether the Company may redeem the Debt Securities, in whole or in part, prior to maturity and the terms and conditions of any such redemption;

  the denominations in which the Company will issue any registered Debt Securities, if other than denominations of $1,000 and any multiple of $l,000 and, if other than denominations of $5,000, the denominations in which any unregistered Debt Security shall be issuable;

  whether the Company will make payments on the Debt Securities in a currency other than U.S. dollars;

  whether payments on the Debt Securities will be payable with reference to any index, formula or other method;

  whether the Company will issue the Debt Securities as global securities and, if so, the identity of the depositary for the global securities;

  whether the Company will issue the Debt Securities as unregistered securities, registered securities or both;

  any changes or additions to, or deletions of, events of default or covenants whether or not such events of default or covenants are consistent with the events of default or covenants in the Indenture;

  the applicability of, and any changes or additions to, the provisions for defeasance described under “Defeasance” below;

  whether the holders of any series of Debt Securities have special rights if specified events occur;

  the terms, if any, for any conversion or exchange of the Debt Securities for any other securities;

  provisions as to modification, amendment or variation of any rights or terms attaching to the Debt Securities; and

  any other terms, conditions, rights and preferences (or limitations on such rights and preferences).

     Unless stated otherwise in the applicable Prospectus Supplement, no holder of Debt Securities will have the right to require the Company to repurchase the Debt Securities and there will be no increase in the interest rate if the Company becomes involved in a highly leveraged transaction or the Company has a change of control.

     The Company may issue Debt Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and offer and sell the Debt Securities at a discount below their stated principal amount. The Company may also sell any of the Debt Securities for a foreign currency or currency unit, and payments on the Debt Securities may be payable in a foreign currency or currency unit. In any of these cases, the Company will describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

     The Company may issue Debt Securities with terms different from those of Debt Securities previously issued and, without the consent of the holders thereof, the Company may reopen a previous issue of a series of Debt Securities and issue additional Debt Securities of such series (unless the reopening was restricted when such series was created).

Ranking and Other Indebtedness

     Unless otherwise indicated in an applicable Prospectus Supplement, the Debt Securities will be unsecured obligations and will rank equally with all of the Company’s other unsecured and other subordinated debt from time to time outstanding and equally with other Debt Securities issued under the Indenture. The Indenture will provide that the Debt Securities will be subordinated to and junior in right of payment to all present and future Senior Indebtedness. “Senior Indebtedness” will be defined in the Indenture as: (a) all indebtedness of the Company in respect of borrowed money, other than: (i) indebtedness evidenced by the Debt Securities; and (ii) indebtedness which, by the terms of the instrument creating or evidencing it, is expressed to rank in right of payment equally with or subordinate to the indebtedness evidenced by the Debt Securities; (b) all obligations of the Company for the reimbursement of amounts paid pursuant to any letter of credit, banker’s acceptance or similar credit transaction; and (c) all obligations of the type referred to in paragraphs (a) through (b) above of other persons for the payment of which the Company is responsible or liable as obligor, guarantor or otherwise. For greater certainty, “Senior Indebtedness” will include all indebtedness of the Company for borrowed money which is outstanding as at the date of the Indenture.

     The Company’s Board of Directors may establish the extent and manner, if any, to which payment on or in respect of a series of Debt Securities will be senior or will be subordinated to the prior payment of the Company’s other liabilities and obligations, other than Senior Indebtedness, and whether the payment of principal, premium, if any, and interest, if any, will be guaranteed by any other person and the nature and priority of any security.

Debt Securities in Global Form

     The Depositary and Book-Entry

     Unless otherwise specified in the applicable Prospectus Supplement, a series of the Debt Securities may be issued in whole or in part in global form as a “global security” and will be registered in the name of or issued in bearer form and be deposited with a depositary, or its nominee, each of which will be identified in the applicable Prospectus Supplement relating to that series. Unless and until exchanged, in whole or in part, for the Debt Securities in definitive registered form, a global security may not be transferred except as a whole by the depositary for such global security to a nominee of the depositary, by a nominee of the depositary to the depositary or another nominee of the depositary or by the depositary or any such nominee to a successor of the depositary or a nominee of the successor.

     The specific terms of the depositary arrangement with respect to any portion of a particular series of the Debt Securities to be represented by a global security will be described in the applicable Prospectus Supplement relating to such series. The Company anticipates that the provisions described in this section will apply to all depositary arrangements.

     Upon the issuance of a global security, the depositary therefor or its nominee will credit, on its book entry and registration system, the respective principal amounts of the Debt Securities represented by the global security to the accounts of such persons, designated as “participants”, having accounts with such depositary or its nominee. Such accounts shall be designated by the underwriters, dealers or agents participating in the distribution of the Debt Securities or by the Company if such Debt Securities are offered and sold directly by the Company. Ownership of beneficial interests in a global security will be limited to participants or persons that may hold beneficial interests through participants. Ownership of beneficial interests in a global security will be shown on, and the transfer of that ownership will be effected only through, records maintained by the depositary therefor or its nominee (with respect to interests of participants) or by participants or persons that hold through participants (with respect to interests of persons other than participants). The laws of some states in the United States may require that certain purchasers of securities take physical delivery of such securities in definitive form.

     So long as the depositary for a global security or its nominee is the registered owner of the global security or holder of a global security in bearer form, such depositary or such nominee, as the case may be, will be considered the sole owner or holder of the Debt Securities represented by the global security for all purposes under the Indenture. Except as provided below, owners of beneficial interests in a global security will not be entitled to have a series of the Debt Securities represented by the global security registered in their names, will not receive or be entitled to receive physical delivery of such series of the Debt Securities in definitive form and will not be considered the owners or holders thereof under the Indenture.

     Any payments of principal, premium, if any, and interest, if any, on global securities registered in the name of a depositary or securities registrar will be made to the depositary or its nominee, as the case may be, as the registered owner of the global security representing such Debt Securities. None of the Company, any trustee or any paying agent for the Debt Securities represented by the global securities will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests of the global security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

     The Company expects that the depositary for a global security or its nominee, upon receipt of any payment of principal, premium, if any, or interest, if any, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of such depositary or its nominee. The Company also expects that payments by participants to owners of beneficial interests in a global security held through such participants will be governed by standing instructions and customary practices, as is now the case with securities held for the accounts of customers registered in “street name”, and will be the responsibility of such participants.

     Discontinuance of Depositary’s Services

     If a depositary for a global security representing a particular series of the Debt Securities is at any time unwilling or unable to continue as depositary or, if at any time the depositary for such series shall no longer be registered or in good standing under the Exchange Act, and a successor depositary is not appointed by us within 90 days, the Company will issue such series of the Debt Securities in definitive form in exchange for a global security representing such series of the Debt Securities. If an event of default under the Indenture has occurred and is continuing, Debt Securities in definitive form will be printed and delivered upon written request by the holder to the appropriate trustee. In addition, the Company may at any time and in the Company’s sole discretion determine not to have a series of the Debt Securities represented by a global security and, in such event, will issue a series of the Debt Securities in definitive form in exchange for all of the global securities representing that series of Debt Securities.

Debt Securities in Definitive Form

     A series of the Debt Securities may be issued in definitive form, solely as registered securities, solely as unregistered securities or as both registered securities and unregistered securities. Registered securities will be issuable in denominations of $1,000 and integral multiples of $1,000 and unregistered securities will be issuable in denominations of $5,000 and integral multiples of $5,000 or, in each case, in such other denominations as may be set out in the terms of the Debt Securities of any particular series. Unless otherwise indicated in the applicable Prospectus Supplement, unregistered securities will have interest coupons attached.

     Unless otherwise indicated in the applicable Prospectus Supplement, payment of principal, premium, if any, and interest, if any, on the Debt Securities (other than global securities) will be made at the office or agency designated by the Company, or at the Company’s option the Company can pay principal, interest, if any, and premium, if any, by check mailed to the address of the person entitled at the address appearing in the security register of the trustee or electronic funds wire transfer to an account of persons who meet certain thresholds set out in the Indenture who are entitled to receive payments by wire transfer. Unless otherwise indicated in the applicable Prospectus Supplement, payment of interest, if any, will be made to the persons in whose name the Debt Securities are registered at the close of business on the day or days specified by the Company.

     At the option of the holder of Debt Securities, registered securities of any series will be exchangeable for other registered securities of the same series, of any authorized denomination and of a like aggregate principal amount. If, but only if, provided in an applicable Prospectus Supplement, unregistered securities (with all unmatured coupons, except as provided below, and all matured coupons in default) of any series may be exchanged for registered securities of the same series, of any authorized denominations and of a like aggregate principal amount and tenor. In such event, unregistered securities surrendered in a permitted exchange for registered securities between a regular record date or a special record date and the relevant date for payment of interest shall be surrendered without the coupon relating to such date for payment of interest, and interest will not be payable on such date for payment of interest in respect of the registered security issued in exchange for such unregistered security, but will be payable only to the holder of such coupon when due in accordance with the terms of the Indenture. Unless otherwise specified in an applicable Prospectus Supplement, unregistered securities will not be issued in exchange for registered securities.

     The applicable Prospectus Supplement may indicate the places to register a transfer of the Debt Securities in definitive form. Service charges may be payable by the holder for any registration of transfer or exchange of the Debt Securities in definitive form, and the Company may, in certain instances, require a sum sufficient to cover any tax or other governmental charges payable in connection with these transactions.

     The Company shall not be required to:

  issue, register the transfer of or exchange any series of the Debt Securities in definitive form during a period beginning at the opening of 15 days before any selection of securities of that series of the Debt Securities to be redeemed and ending on the relevant date of notice of such redemption, as provided in the Indenture;

  register the transfer of or exchange any registered security in definitive form, or portion thereof, called for redemption, except the unredeemed portion of any registered security being redeemed in part;

  exchange any unregistered security called for redemption except to the extent that such unregistered security may be exchanged for a registered security of that series and like tenor; provided that such registered security will be simultaneously surrendered for redemption; or

  issue, register the transfer of or exchange any of the Debt Securities in definitive form which have been surrendered for repayment at the option of the holder, except the portion, if any, of such Debt Securities not to be so repaid.

Merger, Amalgamation or Consolidation

     The Indenture will provide that the Company may not amalgamate or consolidate with, merge into or enter into any statutory arrangement with any other person or, directly or indirectly, convey, transfer or lease all or substantially all of the Company’s properties and assets to another person, unless among other items:

  the resulting, surviving or transferee person is organized and existing under the laws of Canada, or any province or territory thereof, the United States, any state thereof or the District of Columbia, or, if the amalgamation, merger, consolidation, statutory arrangement or other transaction would not impair the rights of holders, any other country;

  the resulting, surviving or transferee person, if other than the Company, assumes all of the Company’s obligations under the Debt Securities and the Indenture; and

  immediately after the transaction, no default or event of default under the Indenture shall have happened and be continuing.

  When such a successor person assumes the Company’s obligations in such circumstances, subject to certain exceptions, the Company shall be discharged from all obligations and covenants under the Debt Securities and the Indenture.

Additional Amounts

     Unless otherwise specified in the applicable Prospectus Supplement, all payments made by or on behalf of the Company under or with respect to the Debt Securities issued in Canada of any series will be made free and clear of and without withholding or deduction for or on account of any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and other liabilities related thereto) imposed or levied by or on behalf of the Government of Canada or of any province or territory thereof or by any authority or agency therein or thereof having power to tax (“Canadian Taxes”), unless the Company is required to withhold or deduct Canadian Taxes by law or by the interpretation or administration thereof by the relevant government authority or agency.

     If the Company is so required to withhold or deduct any amount for or on account of Canadian Taxes from any payment made under or with respect to the Debt Securities issued in Canada, the Company will pay as additional interest such additional amounts (the “Additional Amounts”) as may be necessary so that the net amount received by a holder of the Debt Securities issued in Canada after such withholding or deduction will not be less than the amount such holder of the Debt Securities issued in Canada would have received if such Canadian Taxes had not been withheld or deducted (a similar payment will also be made to holders of the Debt Securities issued in Canada, other than excluded holders (as defined herein), that are exempt from withholding but required to pay tax under Part XIII of the Income Tax Act (Canada) (the “Tax Act”), directly on amounts otherwise subject to withholding); provided, however, that no additional amounts will be payable with respect to a payment made to a holder (an “excluded holder”) if the holder of the Debt Securities issued in Canada or the beneficial owner of some or all of the payment to the holder:

  does not deal at arm’s length with the Company (for purposes of the Tax Act) at the time of the making of such payment;

  is subject to such Canadian Taxes by reason of the Debt Securities holder’s failure to comply with any certification, identification, information, documentation or other reporting requirement if compliance is required by law, regulation, administrative practice or an applicable treaty as a precondition to exemption from, or a reduction in the rate of deduction or withholding of, such Canadian Taxes;

  is subject to such Canadian Taxes by reason of the Debt Securities holder being a resident, domicile or national of, or engaged in business or maintaining a permanent establishment or other presence in or otherwise having some connection with Canada or any province or territory thereof otherwise than by the mere holding of the Debt Securities or the receipt of payments thereunder; or

  is subject to such Canadian Taxes because it is not entitled to the benefit of an otherwise applicable tax treaty by reason of the legal nature of such holder of the Debt Securities.

     The Company will make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority as and when required in accordance with applicable law. The Company will pay all taxes, interest and other liabilities which arise by virtue of any failure of the Company to withhold, deduct and remit to the relevant authority on a timely basis the full amounts required in accordance with applicable law. The Company will furnish to the holder of the Debt Securities issued in Canada, within 60 days after the date the payment of any Canadian Taxes is due pursuant to applicable law, certified copies of tax receipts evidencing such payment by the Company.

     The foregoing obligations shall survive any termination, defeasance or discharge of the Indenture.

Tax Redemption

     If and to the extent specified in the applicable Prospectus Supplement, the Debt Securities issued in Canada of a series will be subject to redemption at any time, in whole but not in part, at a redemption price equal to the principal amount thereof together with accrued and unpaid interest to the date fixed for redemption, upon the giving of a notice, if (1) the Company determines that (a) as a result of any change in or amendment to the laws (or any regulations or rulings promulgated thereunder) of Canada or of any political subdivision or taxing authority thereof or therein affecting taxation, or any change in position regarding application or interpretation of such laws, regulations or rulings (including a holding by a court of competent jurisdiction), which change or amendment is announced or becomes effective on or after a date specified in the applicable Prospectus Supplement if any date is so specified, the Company has or will become obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Debt Security issued in Canada of such series or (b) on or after a date specified in the applicable Prospectus Supplement, any action has been taken by any taxing authority of, or any decision has been rendered by a court of competent jurisdiction in, Canada or any political subdivision or taxing authority thereof or therein, including any of those actions specified in (a) above, whether or not such action was taken or decision was rendered with respect to the Company, or any change, amendment, application or interpretation shall be proposed, which, in any such case, in the opinion of counsel to the Company, will result in the Company’s becoming obligated to pay, on the next succeeding date on which interest is due, Additional Amounts with respect to any Debt Security issued in Canada of such series and (2) in any such case, the Company, in its business judgment, determines that such obligation cannot be avoided by the use of reasonable measures available to it; provided however, that (i) no such notice of redemption may be given earlier than 90 days prior to the earliest date on which the Company would be obligated to pay such Additional Amounts were a payment in respect of the Debt Securities issued in Canada then due, and (ii) at the time such notice of redemption is given, such obligation to pay such Additional Amounts remains in effect.

     In the event that the Company elects to redeem the Debt Securities issued in Canada of such series pursuant to the provisions set forth in the preceding paragraph, the Company shall deliver to the trustees a certificate, signed by an authorized officer, stating that the Company is entitled to redeem the Debt Securities issued in Canada of such series pursuant to their terms.

Provision of Financial Information

     The Company will file with the trustees, within 20 days after it files or furnishes them with the SEC, copies of the Company’s annual reports and of the information, documents and other reports (or copies of such portions of any of the foregoing as the SEC may by rules and regulations prescribe) which the Company is required to file or furnish with the SEC pursuant to Section 13 or 15(d) of the Exchange Act.

     Notwithstanding that the Company may not remain subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual basis on forms provided for such annual reporting pursuant to rules and regulations promulgated by the SEC, the Company will continue to provide the trustees:

  within 20 days after the time periods required for the filing or furnishing of such forms by the Commission, annual reports on Form 20-F or Form 40-F, as applicable, or any successor form, quarterly reports as furnished to the Commission on Form 6-K or any successor form, and copies of Canadian material change reports as furnished to the Commission on Form 6-K or any successor form.

Events of Default

     Unless otherwise specified in the applicable Prospectus Supplement relating to a particular series of Debt Securities, the following is a summary of events which will, with respect to any series of the Debt Securities, constitute an event of default under the Indenture with respect to the Debt Securities of that series:

  the Company fails to pay principal of, or any premium on, or any Additional Amounts in respect of, any Debt Security of that series when it is due and payable;

  the Company fails to pay interest (including Additional Amounts) payable on any Debt Security of that series when it becomes due and payable, and such default continues for 30 days;

  the Company fails to make any required sinking fund or analogous payment when due for that series of Debt Securities;

  the Company fails to observe or perform any of its covenants or agreements in the Indenture that affect or are applicable to the Debt Securities of that series for 90 days after written notice to the Company by the trustees or to the Company and the trustees by holders of at least 25% in aggregate principal amount of the outstanding Debt Securities of that series;

  a default (as defined in any indenture or instrument under which the Company or one of the Company’s subsidiaries has at the date of the Indenture or will thereafter have outstanding any indebtedness) has occurred and is continuing, or the Company or any of its subsidiaries has failed to pay principal amounts with respect to such indebtedness at maturity and such event of default or failure to pay has resulted in such indebtedness under such indenture or instrument being declared due, payable or otherwise being accelerated, in either event so that an amount in excess of the greater of US$15,000,000 and 2% of the Company’s shareholders’ equity will be or become due, payable and accelerated upon such declaration or prior to the date on which the same would otherwise have become due, payable and accelerated (the “Accelerated Indebtedness”), and such acceleration will not be rescinded or annulled, or such event of default or failure to pay under such indenture or instrument will not be remedied or cured, whether by payment or otherwise, or waived by the holders of such Accelerated Indebtedness, then (i) if the Accelerated Indebtedness will be as a result of an event of default which is not related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, it will not be considered an event of default for the purposes of the indenture governing the Debt Securities until 30 days after such indebtedness has been accelerated, or (ii) if the Accelerated Indebtedness will occur as a result of such failure to pay principal or interest or as a result of an event of default which is related to the failure to pay principal or interest on the terms, at the times, and on the conditions set out in any such indenture or instrument, then (A) if such Accelerated Indebtedness is, by its terms, non-recourse to the Company or its subsidiaries, it will be considered an event of default for purposes of the Indenture governing the Debt Securities; or (B) if such Accelerated Indebtedness is recourse to the Company or its subsidiaries, any requirement in connection with such failure to pay or event of default for the giving of notice or the lapse of time or the happening of any further condition, event or act under such indenture or instrument in connection with such failure to pay or event of default will be applicable together with an additional seven days before being considered an event of default for the purposes of the Indenture;

  certain events involving the Company’s bankruptcy, insolvency or reorganization; and

  any other event of default provided for in that series of Debt Securities.

     A default under one series of Debt Securities will not necessarily be a default under another series. A trustee may withhold notice to the holders of the Debt Securities of any default, except in the payment of principal or premium, if any, or interest, if any, if in good faith it considers it in the interests of the holders to do so and so advises the Company in writing.

     If an event of default (except for events involving the Company’s bankruptcy, insolvency or reorganization) for any series of Debt Securities occurs and continues, a trustee or the holders of at least 25% in aggregate principal amount of the Debt Securities of that series may require the Company to repay immediately:

  the entire principal and interest of the Debt Securities of the series; or

  if the Debt Securities are discounted securities, that portion of the principal as is described in the applicable Prospectus Supplement.

     If an event of default relates to events involving the Company’s bankruptcy, insolvency or reorganization, the principal of all Debt Securities will become immediately due and payable without any action by the trustee or any holder.

     Subject to certain conditions, the holders of a majority of the aggregate principal amount of the Debt Securities of the affected series can rescind and annul an accelerated payment requirement. If Debt Securities are discounted securities, the applicable Prospectus Supplement will contain provisions relating to the acceleration of maturity of a portion of the principal amount of the discounted securities upon the occurrence or continuance of an event of default.

     Other than its duties in case of a default, a trustee is not obligated to exercise any of the rights or powers that it will have under the Indenture at the request or direction of any holders, unless the holders offer the trustee reasonable security or indemnity. If they provide this reasonable security or indemnity, the holders of a majority in aggregate principal amount of any series of Debt Securities may, subject to certain limitations, direct the time, method and place of conducting any proceeding for any remedy available to a trustee, or exercising any trust or power conferred upon a trustee, for any series of Debt Securities.

     The Company will be required to furnish to the trustees a statement annually as to its compliance with all conditions and covenants under the Indenture and, if the Company is not in compliance, the Company must specify any defaults. The Company will also be required to notify the trustees as soon as practicable upon becoming aware of any event of default.

     No holder of a Debt Security of any series will have any right to institute any proceeding with respect to the Indenture, or for the appointment of a receiver or a trustee, or for any other remedy, unless:

  the holder has previously given to the trustees written notice of a continuing event of default with respect to the Debt Securities of the affected series;

  the holders of at least 25% in principal amount of the outstanding Debt Securities of the series affected by an event of default have made a written request, and the holders have offered reasonable indemnity, to the trustees to institute a proceeding as trustees; and

  the trustees have failed to institute a proceeding, and have not received from the holders of a majority in aggregate principal amount of the outstanding Debt Securities of the series affected (or in the case of bankruptcy, insolvency or reorganization, all series outstanding) by an event of default a direction inconsistent with the request, within 60 days after receipt of the holders’ notice, request and offer of indemnity.

     However, such above-mentioned limitations do not apply to a suit instituted by the holder of a Debt Security for the enforcement of payment of the principal of or any premium, if any, or interest on such Debt Security on or after the applicable due date specified in such Debt Security.

Defeasance

     When the Company uses the term “defeasance”, it means discharge from its obligations with respect to any Debt Securities of or within a series under the Indenture. Unless otherwise specified in the applicable Prospectus Supplement, if the Company deposits with a trustee cash, government securities or a combination thereof sufficient to pay the principal, interest, if any, premium, if any, and any other sums due to the stated maturity date or a redemption date of the Debt Securities of a series, then at the Company’s option:

  the Company will be discharged from the obligations with respect to the Debt Securities of that series; or

  the Company will no longer be under any obligation to comply with certain restrictive covenants under the Indenture and certain events of default will no longer apply to the Company.

     If this happens, the holders of the Debt Securities of the affected series will not be entitled to the benefits of the Indenture except for registration of transfer and exchange of Debt Securities and the replacement of lost, stolen, destroyed or mutilated Debt Securities. These holders may look only to the deposited fund for payment on their Debt Securities.

     To exercise the defeasance option, the Company must deliver to the trustees:

  an opinion of counsel in the United States to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of a defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the defeasance had not occurred;

  an opinion of counsel in Canada or a ruling from the Canada Revenue Agency to the effect that the holders of the outstanding Debt Securities of the affected series will not recognize income, gain or loss for Canadian federal, provincial or territorial income or other tax purposes as a result of a defeasance and will be subject to Canadian federal, provincial or territorial income tax and other tax on the same amounts, in the same manner and at the same times as would have been the case had the defeasance not occurred; and

  a certificate of one of the Company’s officers and an opinion of counsel, each stating that all conditions precedent provided for relating to defeasance have been complied with.

     If the Company is to be discharged from its obligations with respect to the Debt Securities, and not just from the Company’s covenants, the U.S. opinion must be based upon a ruling from or published by the United States Internal Revenue Service or a change in law to that effect.

     In addition to the delivery of the opinions described above, the following conditions must be met before the Company may exercise its defeasance option:

  no event of default or event that, with the passing of time or the giving of notice, or both, shall constitute an event of default shall have occurred and be continuing for the Debt Securities of the affected series;

  the Company is not an “insolvent person” within the meaning of applicable bankruptcy and insolvency legislation; and

  other customary conditions precedent are satisfied.

Modification and Waiver

     Modifications and amendments of the Indenture may be made by the Company and the trustees pursuant to one or more Supplemental Indentures (a “Supplemental Indenture”) with the consent of the holders of at least a majority in aggregate principal amount of the outstanding Debt Securities of each series affected by the modification. However, without the consent of each holder affected, no such modification may:

  change the stated  maturity of the principal of, premium, if any, or any instalment of interest, if any, on any Debt Security;

  reduce the principal, premium, if any, or rate of interest, if any, or change any obligation of the Company to pay any Additional Amounts;

  reduce the amount of principal of a debt security payable upon acceleration of its maturity or the amount provable in bankruptcy;

  change the place or currency of any payment;

  affect the holder’s right to require the Company to repurchase the Debt Securities at the holder’s option;

  impair the right of the holders to institute a suit to enforce their rights to payment;

  adversely affect any conversion or exchange right related to a series of Debt Securities;

  reduce the percentage of Debt Securities required to modify the Indenture or to waive compliance with certain provisions of the Indenture; or

  reduce the percentage in principal amount of outstanding Debt Securities necessary to take certain actions.

     The holders of at least a majority in principal amount of outstanding Debt Securities of any series may on behalf of the holders of all Debt Securities of that series waive, insofar as only that series is concerned, past defaults under the Indenture and compliance by the Company with certain restrictive provisions of the Indenture. However, these holders may not waive a default in any payment of principal, premium, if any, or interest on any Debt Security or compliance with a provision that cannot be modified without the consent of each holder affected.

     The Company may modify the Indenture pursuant to a Supplemental Indenture without the consent of any holders to:

  evidence its successor under the Indenture;

  add covenants of the Company or surrender any right or power of the Company for the benefit of holders;

  add events of default;

  provide for unregistered securities to become registered securities under the Indenture and make other such changes to unregistered securities that in each case do not materially and adversely affect the interests of holders of outstanding Debt Securities;

  establish the forms of the Debt Securities;

  appoint a successor trustee under the Indenture;

  add provisions to permit or facilitate the defeasance and discharge of the Debt Securities as long as there is no material adverse effect on the holders;

  cure any ambiguity, correct or supplement any defective or inconsistent provision or make any other provisions in each case that would not materially and adversely affect the interests of holders of outstanding Debt Securities, if any;

  comply with any applicable laws of the United States and Canada in order to effect and maintain the qualification of the Indenture under such laws to the extent they do not conflict with the applicable laws of the United States; or

  change or eliminate any provisions of the Indenture where such change takes effect when there are no Debt Securities outstanding which are entitled to the benefit of those provisions under the Indenture.

Governing Law

     The Indenture and the Debt Securities will be governed by and construed in accordance with the laws of the State of New York, except that discharge by the Canadian trustee of any of its rights, powers, duties or responsibilities hereunder shall be construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable thereto.

The Trustees

     Any trustee under the Indenture or its affiliates may provide other services to the Company in the ordinary course of their business. If the trustee or any affiliate acquires any conflicting interest and a default occurs with respect to the Debt Securities, the trustee must eliminate the conflict or resign.

Resignation and Removal of Trustee

     A trustee may resign or be removed with respect to one or more series of the Debt Securities and a successor trustee may be appointed to act with respect to such series.

Consent to Service

     In connection with the Indenture, the Company will irrevocably designate and appoint Corporation Service Company, Suite 400, 2711 Centerville Road, Wilmington, Delaware, USA 19808, as its authorized agent upon which process may be served in any suit or proceeding arising out of or relating to the Indenture or the Debt Securities that may be instituted in any U.S. federal or New York State court located in The Borough of Manhattan, in the City of New York, or brought by the trustees (whether in their individual capacity or in their capacity as trustees under the Indenture), and will irrevocably submit to the non-exclusive jurisdiction of such courts.

Units

     The Company may issue Units comprised of one or more of the other Securities described in the Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each of the Securities included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement, if any, under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

     The particular terms and provisions of Units offered by any prospectus supplement, and the extent to which the general terms and provisions described below may apply thereto, will be described in the prospectus supplement filed in respect of such Units.

RISK FACTORS

     An investment in the Company’s common shares is highly speculative and subject to a number of risks. A prospective purchaser of the Securities should carefully consider the information described in the Prospectus as well as the risk factors set out in the Annual Information Form incorporated herein by reference. In addition to those risks, a prospective purchaser of the Securities should also carefully consider the following risk factors.

Volatility in Metals Prices

     The profitability of the Gibraltar Mine and the financial results, exploration, development and mining activities on the Company’s other properties are directly related and sensitive to the market price of copper, gold, molybdenum and other metals. Metal prices fluctuate widely and are affected by numerous factors beyond the Company’s control, including global supply and demand, expectations with respect to the rate of inflation, the exchange rates of the United States dollar to other currencies, interest rates, forward selling by producers, production and cost levels in major producing regions, global or regional political, economic or financial situations and a number of other factors such as the sale or purchase of commodities by various commodity traders, production costs of major mineral producing countries and the cost of substitutes.

Financing

     The Company has been successful at financing its projects and operations over the years. However, the Company’s ability to continue its exploration, assessment, development and operational activities will depend on the resource industry generally, which is cyclical in nature, and which may, in turn, affect the Company’s ability to attract financing, including joint venture financing, debt or bank financing, equity financing or production financing arrangements. Failure to obtain, or difficulty or delay in obtaining, requisite financing could result in delay of certain projects or postponement of further exploration, assessment or development of certain properties or projects. Financing through the issuance of equity will result in dilution of existing shareholders.

Taseko’s Prosperity Project Risks

     On January 14, 2010, Taseko received approval under the Environmental Assessment Act (British Columbia) for the Prosperity Project from the British Columbia Ministry of Environment and the Mines Act permit. The Federal Review Panel submitted its report to Canada’s Minister of the Environment on July 2, 2010. The Company expects the Federal Cabinet will make a decision on the Prosperity Project in October 2010. Failure to obtain such approvals and permits in a timely manner or at all will delay or even lead to abandonment of the Prosperity Project, which would likely negatively affect the Company’s share price.

     Furthermore, the feasibility assumes specified, long-term price levels for gold and copper. The prices of these metals have historically been volatile, and the Company has no control of or influence on its price, which is determined in international markets. There can be no assurance that the price of gold or copper will remain at current levels or that it will not decline below the prices assumed in the feasibility study.

     The Prosperity Project will require substantial financing, including a possible combination of debt and equity financing. There can be no assurance that debt and/or equity financing will be available on acceptable terms. Other general risks include those typical of very large construction projects, including the general uncertainties inherent in engineering and construction costs, the need to comply with generally increasing environmental regulation, and accommodation of local and community concerns. The economics of the feasibility study are sensitive to the US Dollar and Canadian Dollar exchange rate, and this rate has been subject to large fluctuations in the last several years.

Increased Costs Could Affect Profitability

     The cash cost of production is frequently subject to great variation from one year to the next due to a number of factors, such as changing strip ratios, ore grade, metallurgy, cost of supplies and services (for example, electricity and fuel) and the exchange rate in the case of supplies and services denominated in foreign currencies. If these costs used in connection with the Company’s operations were to increase significantly, and remain at such levels for a substantial period, the Company’s cash flows from operations may be negatively affected. The Company prepares estimates of future production and unit cash costs of production annually. No assurance can be given that such estimates will be achieved. Failure to achieve production or cost estimates or material increases in operating or capital costs could have an adverse impact on the Company’s future cash flows, profitability, results of operations and financial condition.

Taseko’s Harmony Project and Aley Project Contain No Known Reserves of Ore; No Reserves at Prosperity Under SEC Standards

     Although there are known bodies of mineralization on the Harmony and Aley Projects, there are currently no known reserves or body of commercially viable ore, and additional work is required before Taseko can ascertain if any mineralization may be economic. Exploration for minerals is a speculative venture necessarily involving substantial risk. If the expenditures Taseko makes on these properties do not result in discoveries of commercial quantities of ore, the exploration and acquisition expenditures will be written off and the value of Taseko stock could be negatively impacted. Under SEC reserve recognition rules, the Prosperity Project does not contain any reserves.

Exchange Rate Risk

     The Company is subject to currency exchange rate risk because prices of copper and molybdenum are denominated in United States dollars and, accordingly, the Company’s revenues will be received in United States dollars. The Company’s expenses are almost entirely denominated in Canadian dollars. The Company currently does not engage in foreign exchange hedging. Any strengthening in the Canadian dollar will negatively impact the profitability of the Company’s mining operations.

Uncertain Project Realization Values

     The Company annually undertakes a detailed review of the life-of-mine plans for its operating properties and an evaluation of the Company’s portfolio of development projects, exploration projects and other assets. The recoverability of the Company’s carrying values of its operating and development properties are assessed by comparing carrying values to estimated future net cash flows from each property.

     Factors which may affect carrying values include, but are not limited to: copper, molybdenum and gold prices; capital cost estimates; mining, processing and other operating costs; grade and metallurgical characteristics of ore; and mine design and timing of production. In the event of a prolonged period of depressed copper, gold or molybdenum prices, the Company may be required to take additional material write-downs of its operating and development properties.

The Effects of the Company’s Commodity Hedging Program to Mitigate the Impact of Copper Price Volatility are Uncertain and may Limit the Price that the Company may Realize on Copper Sales.

     The Company has an ongoing copper hedging program. However, there is no assurance that a commodity hedging program designed to reduce the risk associated with fluctuations in metal prices will be successful. Hedging may not protect adequately against declines in the price of the hedged metal. Although hedging may protect Taseko from a decline in the price of the metal being hedged, it may also prevent Taseko from benefiting fully from price increases.

     The Company’s ongoing copper hedging program could expose it to certain inherent risks including: (a) credit risk- the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with Taseko or adversely affect the financial and other terms the counterparty is able to offer Taseko; (b) market liquidity risk – the risk that Taseko has entered into a hedging position that cannot be closed out quickly, by either liquidating such hedging instrument or by establishing an offsetting position; (c) unrealized mark-to-market risk – the risk that, in respect of certain hedging products, an adverse change in market prices for commodities, currencies or interest rates will result in Taseko incurring an unrealized mark-to-market loss in respect of such hedging products.

General Mining Risks

     Mining is an inherently risky business with large capital expenditures and cyclical metals markets. Factors beyond the control of Taseko will affect the marketability of any minerals discovered and mined. The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of ore are discovered at the Prosperity Project and the Harmony Project, a profitable market will exist for the sale of minerals produced by Taseko. Factors beyond the control of Taseko may affect the marketability of any substances discovered. Metal prices, in particular copper, molybdenum and gold prices, have fluctuated widely in recent years. Prices are determined in international markets over which the Company has no influence.

     The operations of Taseko may require licenses and permits from various governmental authorities. There can be no assurances that Taseko will be able to obtain all necessary licenses and permits that may be required to carry out exploration, development and operations at its projects.

     Although the Company maintains high environmental standards for all of its projects, there are almost always public concerns about new mining projects and any significant public opposition to the Prosperity Project will increase the likelihood that its development is delayed or prevented.

     Taseko also competes with many companies possessing far greater financial resources and technical facilities for the acquisition of mineral concessions, claims, leases and other mineral interests, as well as for the recruitment and retention of qualified employees.

     Typical mining risks are also that estimated reserves are not of the size or grade estimated and adverse geological or ground conditions, adverse weather conditions, potential labour problems, and availability. Cost of equipment procurement and repairs also can impact operations.

Certain Mineralized Material Qualifying as a Reserve in Canada is Not Considered a Reserve in the U.S.

     Certain mineralized material at our Prosperity Project qualifies under Canadian mining disclosure standards as a proven and probable reserve. However, it is not considered to be a reserve under SEC standards. Among other things, all necessary permits would be required to be in hand or issuance imminent in order to classify mineralized material as reserves under the SEC standards.

Taseko’s Share Price is Volatile

     In recent years, the market price of Taseko has experienced a high level of price volatility. Taseko’s shares have ranged between $0.36 and $20.00 in the last 18 years and between approximately $0.69 and $6.28 in the last three years.

     The wide fluctuation in market prices of its securities may not necessarily be related to the operating performance, underlying asset values or prospects of the Company. Other factors impacting share prices may include the strength of the economy, market perceptions of the attractiveness of particular industries, and the breadth of the public market for the stock. The price of the securities of the Company is also likely to be significantly affected by short-term changes in commodity prices, other precious metal prices or other mineral prices, currency exchange rate fluctuations and the political environment. The effect of these and other factors on the market price of the common shares on the TSX and the NYSE Amex suggests that Taseko’s shares will continue to be volatile.

Environmental Considerations

     The estimation of the existing reclamation liability related to the Gibraltar Mine is not free from uncertainty. Mining always entails risks of spills, pollution, reclamation, and other liabilities and obligations, which like other mining companies, may adversely affect Taseko. If these challenges are not properly assessed or if rules become more onerous, Taseko could be materially adversely affected.

Significant Potential Equity Dilution

     Taseko had 11,564,307 share purchase options in-the-money at October 7, 2010. In addition, there are also shares potentially issuable in 2011 on the conversion of Gibraltar’s class of Preferred Shares issued for the Harmony project, none of which are owned by Taseko. All of the foregoing may likely act as an upside constraint on the trading price of Taseko’s shares.

Taseko may fail to maintain the adequacy of internal control over financial reporting in breach of the Sarbanes-Oxley Act and National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings.

     The Company documented and tested during its most recent fiscal year, its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act (“SOX”) National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”). SOX requires an annual assessment by management and an independent assessment by the Company’s independent auditors of the effectiveness of the Company’s internal control over financial reporting. Similarly, NI 52-109 requires annual evaluations by management of the effectiveness of the Company’s internal control over financial reporting and it also requires issuers to disclose, on an annual and quarterly basis, changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX or NI 52-109. The Company’s failure to satisfy the requirements of Section 404 of SOX or NI 52-109 on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company’s business and negatively impact the trading price of its Common Shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company’s operating results or cause it to fail to meet its reporting obligations.

     There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies, if any, may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

     No evaluation can provide complete assurance that the Company’s internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company’s controls and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX and NI 52-109.

     If any of the foregoing events, or other risk factor events as described herein occur, our business, financial condition or results of operations could likely suffer. In that event, the market price of our securities could decline and investors could lose all or part of their investment.

CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

     The applicable prospectus supplement will describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

     The applicable prospectus supplement will describe certain United States federal income tax consequences to an investor acquiring any Securities offered thereunder.

MATERIAL CONTRACTS

Joint Venture Formation Agreement dated March 18, 2010 among Taseko, Gibraltar Mines Ltd. and Cariboo Copper Corp. which provides for the strategic relationship for the development and operation of the Gibraltar Mine;

Joint Venture Operating Agreement dated March 18, 2010 among Taseko, Gibraltar Mines Ltd. and Cariboo Copper Corp. which provides the operation of the Gibraltar Mine; and

Services Agreement dated July 2, 2010 between Hunter Dickinson Services Inc. (“HD Services”) and Taseko pursuant to which HD Services agreed to provide technical, geological, corporate communications, administrative and management services to Taseko.

LEGAL MATTERS

     Certain legal matters relating to the Securities offered by this Prospectus will be passed upon for us by Lang Michener LLP, Vancouver, B.C., with respect to matters of Canadian law, and Dorsey & Whitney LLP, Vancouver, B.C. and Seattle, WA, with respect to matters of United States law. The partners and associates of Lang Michener LLP and Dorsey & Whitney LLP beneficially own, directly or indirectly, less than 1% of any class of securities issued by the Company. As at the date hereof, the partners and associates of Lang Michener LLP, as a group, and the partners and associates of Dorsey & Whitney LLP, as a group, each beneficially own, directly or indirectly, less than one percent of the outstanding Common Shares of the Company.

AUDITORS, TRANSFER AGENT AND REGISTRAR

     The auditors of the Company are KPMG LLP, Chartered Accountants, Vancouver, British Columbia. The transfer agent and registrar for the Common Shares of the Company is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia and Toronto, Ontario.

     The consolidated financial statements as at December 31, 2008 and 2009 and for each of the years in the three year period ended December 31, 2009 incorporated in the Prospectus by reference have been audited by KPMG LLP, independent registered chartered accountants, as stated in their report, which is incorporated herein by reference.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

     The following documents have been filed or will be filed with the SEC as part of the registration statement of which this Prospectus forms a part: the documents listed under “Documents Incorporated by Reference”; consents of accountants, engineers and counsel; form of trust indenture; and powers of attorney.